UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2022

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2022 to September 30, 2022)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2022.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd.	Management and operation of customer centers
	SK M&Service Co., Ltd.	Database and online information services

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including VOD

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments

[Wireless Business]

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

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In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to maintain stable growth in the sales of its wireless business based on a solid expansion in the number of 5G subscribers, while continuously enhancing profitability by pursuing efficient investments in, and operation of, its wireless networks and the stabilization of market competition.

The Company’s “T Universe” service, which was launched in the second half of 2021, provides a wide array of subscription products through collaboration with various partnering businesses. T Universe offers a variety of subscription product line-ups including discounts and benefits on products relating to everyday life as well as specialized e-commerce products, and the Company plans to enhance customer value by further strengthening the convenience of the T Universe offerings in the future.

The Company’s newly launched service, “A.” (or “A dot”), is an artificial intelligence service for consumers, which is evolving to become tailored for each customer, and the Company is seeking to make it highly personalized through deep learning. In order for A. to become a service embedded in customers’ daily lives, the Company plans to integrate A. with various other services offered by the Company and third party businesses.

Another new business of the Company, “ifland,” is a metaverse platform service that emphasizes the element of “communication” in the metaverse environment, which market is expected to have a high growth potential as the contactless culture becomes more prevalent and as technological advancements in areas such as 5G, augmented reality and virtual reality are achieved.

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services (as well as sales intermediary services relating thereto) and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and mobile telecommunication services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

B.	Growth Potential

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of New ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

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(Unit: in 1,000 persons)

		As of September 30 2022	As of December 31,
Classification			2021	2020
Number of subscribers	SK Telecom	30,440	29,696	29,089
	Others (KT, LG U+)	32,605	31,869	31,341
	MVNO	12,259	10,355	9,111
	Total	75,304	71,920	69,541

*	Source: Wireless telecommunications service data from the MSIT as of September 30, 2022.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

(Unit: in percentages)

Classification	As of September 30, 2022	As of December 31,
		2021	2020
Mobile communication services	48.3	48.2	48.1

*	Source: Wireless telecommunications service data from the MSIT as of September 30, 2022.

D.	Competitive Strengths

The Company successfully completed the Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom in 2021 (the “Spin-off”) to maximize shareholder value and launched “SKT 2.0.” Concurrently, the Company reorganized its business to center around five major business areas and is seeking maximization of overall corporate value by establishing and executing strategies optimized for each business segment and pursuing growth in each segment. For the nine months ended September 30, 2022, the Company recorded Won 4,343.4 billion in operating revenue and Won 465.6 billion in operating profit on a consolidated basis and Won 3,122.6 billion in operating revenue and Won 388.7 billion in operating profit for the period on a separate basis. The Company is continuing to increase its revenue and enhance its profitability by leveraging its competitiveness in the 5G market and secured 12.47 million 5G subscribers as of September 30, 2022.

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SK Telink Co., Ltd. (“SK Telink”), a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

For the nine months ended September 30, 2022, SK Broadband Co., Ltd. (“SK Broadband”) recorded Won 3,103.0 billion in revenue on a consolidated basis, which represented a 3.8% increase from Won 2,988.5 billion for the nine months ended September 30, 2021. The sales growth was primarily attributable to the growth in SK Broadband’s media business in light of the expansion of its subscriber base, and the growth of its B2B business including an increase in the utilization rate of its new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, fix-line telecommunications, dedicated telecommunication lines and data center services. For the nine months ended September 30, 2022, the media business segment recorded Won 1,414.8 billion in revenue, which represented a 3.0% increase compared to the nine months ended September 30, 2021. For the nine months ended September 30, 2022, the fixed-line business segment recorded Won 1,688.2 billion in revenue, which represented an 4.5% increase compared to the nine months ended September 30, 2021.

A.	Industry Characteristics

The domestic telecommunication service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunication service expenditures in light of the domestic income level. Domestic telecommunication companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunication service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunication facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. SK Broadband engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

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As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communication services is developed.

In the high-speed Internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

With the mergers and acquisitions among IPTV service providers and multiple service operators, the paid broadcasting market has reorganized around IPTV operators, and companies are moving away from competition based on subscriber base expansion to competition based on media platform services. The transition to a contactless service society due to COVID-19 has led to increased consumption of paid content by viewers, accelerating competition through the ability to source unique contents. The Company expects new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company is continuing its efforts to generate stable returns by securing growth drivers in new service areas such as cloud computing, while also strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers, which have seen an increase in market demand recently.

B.	Growth Potential

(Unit: in persons)

Classification		As of September 30, 2022	As of December 31,
			2021	2020
Fixed-line Subscribers	High-speed Internet	23,423,443	22,944,268	22,330,182
	Fixed-line telephone	11,763,635	12,211,954	12,859,279
	IPTV	19,689,655	19,346,812	17,872,297
	Cable TV	12,927,463	12,986,039	13,305,796

*	Source: MSIT website.
*

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of September 30, 2022, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2021.

C.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

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D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30, 2022	As of December 31,
		2021	2020
High-speed Internet (including resales)	28.5	28.7	29.0
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	17.7	17.5	16.8
IPTV	30.7	30.6	30.3
Cable TV	22.2	22.2	22.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	Since April 2021, VoIP subscribers of SK Telink have been included in the total clients of the Company.
*

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of September 30, 2022 and market shares of IPTV and Cable TV represent the average market shares in the second half of 2021.

SK Broadband is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

[Other Businesses]

The commercial retail data broadcasting channel business offers an interactive service that integrates television home shopping and data shopping services. Such service allows television viewers to use video-on-demand (“VOD”) services to purchase products sold on television home shopping channels, which were previously only available for purchase in real-time when such relevant programming was being broadcast.

In order to secure core competencies at an early stage and achieve differentiation, the Company has been actively searching for high-efficiency television channels while increasing the competitiveness of its content production capacity by building the Company’s own media center and adopting a media wall with the objective of transforming it into an eco-friendly digital studio. In addition to enhancing the convenience of shopping experience by offering various media content on its mobile live platform, the Company was the first in the industry to launch a cloud-based television application service, “Stoa ON,” which provides personalized digital television shopping services. Furthermore, the Company has been establishing itself as a leading shopping channel service provider by securing a diverse product portfolio and engaging in product development in areas ranging from fashion to health food. Within three years following the spin-off of SK stoa Co., Ltd. (“SK Stoa”) into a separate entity, its commercial retail data broadcasting channel business has attained the leading position in the television commerce (“T-commerce”) market.

2. Key Financial Data by Business Line

A.	Assets

		(Unit: in millions of Won and percentages)
Classification	As of September 30, 2022		As of December 31,
			2021		2020*
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	26,306,246	79%	27,126,972	80%	32,707,344	73%
Fixed-line	6,515,579	19%	6,319,019	19%	6,091,992	14%
Other	666,916	2%	462,021	1%	6,244,788	14%

Subtotal	33,488,741	100%	33,908,011	100%	45,044,125	100%
Consolidation Adjustment	(2,958,966)	—	(2,996,734)	—	2,862,832	—

Total	30,529,775	—	30,911,277	—	47,906,957	—

*	Includes assets that were spun-off to SK Square in the Spin-off.

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B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the nine months ended September 30, 2022		For the year ended December 31,
			2021		2020*
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	9,657,711	75%	12,718,473	76%	12,295,684	66%
Fixed-line	2,857,464	22%	3,677,706	22%	3,405,677	18%
Other	395,337	3%	352,406	2%	2,923,290	16%

Total	12,910,512	100%	16,748,585	100%	18,624,651	100%

*	Based on revenue prior to the Spin-off.

C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the nine months ended September 30, 2022		For the year ended December 31,
			2021		2020*
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	1,138,569	82%	1,123,147	78%	1,031,887	80%
Fixed-line	261,280	19%	294,070	21%	258,973	20%
Other	(14,429)	(1)%	14,550	1%	645	0%

Subtotal	1,385,420	100%	1,431,767	100%	1,291,505	100%
Consolidation Adjustment	(27,851)	—	(44,605)	—	(42,927)	—

Total	1,357,569	—	1,387,162	—	1,248,578	—

*	Based on operating profit reflecting the Spin-off.

3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the nine months ended September 30, 2022		For the year ended December 31,
						2021		2020
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd. SK M&Service Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, T Plan and others	9,657,711	74.8%	12,718,473	75.9%	12,295,684	66%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high-speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	2,857,464	22.1%	3,677,706	22.0%	3,405,677	18%
Other	SK stoa Co., Ltd.	Commercial retail data broadcasting channel services and others	Stoa ON	395,337	3.1%	352,406	2.1%	2,923,290	16%

Total				12,910,512	100.0%	16,748,585	100.0%	18,624,651%	100%

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4. Price Trends for Major Products

[Wireless Business]

As of September 30, 2022, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 8 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

In July 2022, SK Broadband launched the “Nowadays Home Integration Plan,” which provides discounts for the users subscribing to both Internet and IPTV (including telephone) services. The plan combines and simplifies the existing fixed-line integration plans (including “Home Integration Plan” and “Core Fee Plan”). The amount of discount varies by the Internet plan (at a speed of 100M/500M or higher). As for the Internet plan, the amount of discount ranges from Won 1,100 to Won 5,500, whereas the amount of discount for the IPTV plan is set as Won 2,200. A VOD coupon (Won 3,300/month) is additionally provided for customers who subscribe to premium internet plans and “B tv All” or higher IPTV plans.

In addition, to facilitate customers’ understanding of its service, SK Broadband modified some of the names of its Internet and IPTV products. English in the names were replaced with Korean, and the names were also changed to better reflect the characteristics of the products. For instance, “Wifi” was replaced with the Korean transcription of Wifi, and “Smart internet” was renamed to “Remote Care Internet.” As for IPTV, “B tv New Basic” was renamed to “B tv Economy,” and “B tv Choice” was renamed to “B tv Mini.”

In September 2022, SK Broadband launched the “Nowadays Family Integration” plan, which provides a discount for users from the same family subscribing to the Internet, mobile and IPTV plans. The plan combines the existing fixed mobile integration plans for families (including “Whole Family Plan,” “Whole Family Free,” “TV plus,” etc.) with different terms of usage and provides additional benefits. The plan provides a discount from Won 4,400 and to Won 13,200 depending on the user’s Internet plan (at a speed of 100M/500M/or above 1G). As for mobile, the plan provides a discount from Won 3,500 to Won 24,000 depending on the number of mobile phone lines connected to the plan. If IPTV is added, the plan provides an additional discount of Won 1,100 and a free B tv data pack (worth Won 5,500) for mobile phones.

SK Broadband also provides a variety of other subscription plans.

5. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2022	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	1,124	—
Total					To be determined	1,124	—

B.	Future Investment Plan

Business	Expected investment amount		Expected investment for each year		Investment effect
	Asset type	Amount	2023	2024
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined

*	The Company indicated during the earnings conference call held on February 9, 2022 that the level of capital expenditures for 2022 is expected to be similar to that of 2021.

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[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)

Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Nine months ended September 30, 2022	419	To be determined	Securing subscriber network and equipment; quality and system improvement

6. Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the nine months ended September 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Wireless	Services	Mobile communication, wireless data, information communication	Export	104,572	143,149	152,518
			Domestic	9,553,139	12,575,324	12,195,445
			Subtotal	9,657,711	12,718,473	12,347,963
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	127,795	139,846	127,618
			Domestic	2,729,669	3,537,860	3,304,600
			Subtotal	2,857,464	3,677,706	3,432,218
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	395,337	352,406	307,566
			Subtotal	395,337	352,406	307,566
Total			Export	232,367	251,502	280,136
			Domestic	12,678,145	16,497,083	15,807,611
			Total	12,910,512	16,748,585	16,087,747

(Unit: in millions of Won)

For the nine months ended September 30, 2022	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	10,775,291	3,659,772	419,523	14,854,586	(1,944,074)	12,910,512
Internal sales	1,117,580	802,308	24,186	1,944,074	(1,944,074)	—
External sales	9,657,711	2,857,464	395,337	12,910,512	—	12,910,512
Depreciation and amortization	2,055,412	736,489	16,090	2,807,991	(88,585)	2,719,406
Operating profit (loss)	1,138,569	245,281	1,670	1,385,520	(27,951)	1,357,569
Finance profit (loss)						(191,014)
Gain from investments in associates and joint ventures						(75,909)
Other non-operating profit (loss)						1,488
Profit before income tax						1,092,134

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7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of September 30, 2022 are as follows:

[SK Telecom]

(Unit: in millions of Won and thousands of USD)

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Dec. 21, 2017	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	The Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Dec. 21, 2017	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	The Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Aug. 13, 2018	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000)	Foreign currency risk	Cross currency swap	Citibank Korea	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)

	Category	For the nine months ended September 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	Remarks
	Raw material	11	48	54	—
	Labor	84,056	122,445	122,906	—
	Depreciation	102,001	147,249	169,872	—
	Commissioned service	26,086	55,917	35,939	—
	Others	53,140	48,048	35,209	—
	Total R&D costs	265,294	373,707	363,980	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	251,373	347,711	353,198	—
	Development expenses (Intangible assets)	13,921	25,996	10,782	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.05%	2.23%	2.26%	—

11

10. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2022, the Company held 3,298 Korean-registered patents and 1,502 foreign-registered patents. The Company holds 740 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of September 30, 2022, SK Broadband held 287 Korean-registered patents and 86 foreign-registered patents (including those held jointly with other companies). It also holds 294 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on ICT” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first IT companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to implement RE100 and is considering the installation of additional solar power generation facilities to self-produce and use renewable energy.

12

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2022, December 31, 2021 and December 31, 2020 and for the nine months ended September 30, 2022 and the years ended December 31, 2021 and 2020. The Company’s consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine months ended September 30, 2022 and 2021, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
Assets
Current Assets	7,318,651	6,352,665	8,775,086
• Cash and Cash Equivalents	1,191,452	872,731	1,369,653
• Accounts Receivable – Trade, net	2,083,277	1,913,511	2,188,893
• Accounts Receivable – Other, net	569,220	548,362	979,044
• Others	3,474,702	3,018,061	4,237,496
Non-Current Assets	23,211,124	24,558,612	39,131,871
• Long-Term Investment Securities	1,314,148	1,715,078	1,648,837
• Investments in Associates and Joint Ventures	2,049,980	2,197,351	14,354,113
• Property and Equipment, net	12,445,644	12,871,259	13,377,077
• Goodwill	2,075,009	3,869,769	4,436,194
• Intangible Assets, net	3,361,437	2,072,493	3,357,524
• Others	1,964,906	1,832,662	1,958,126

Total Assets	30,529,775	30,911,277	47,906,957

Liabilities
Current Liabilities	7,428,963	6,960,435	8,177,967
Non-Current Liabilities	10,803,706	11,615,704	15,332,747

Total Liabilities	18,232,669	18,576,139	23,510,714

Equity
Equity Attributable to Owners of the Parent Company	11,505,328	11,579,346	23,743,894
Share Capital	30,493	30,493	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	(11,538,160)	(11,623,726)	677,203
Retained Earnings	22,456,993	22,437,341	22,981,913
Reserves	556,002	735,238	40,139
Non-controlling Interests	791,778	755,792	652,349

Total Equity	12,297,106	12,335,138	24,396,243

Total Liabilities and Equity	30,529,775	30,911,277	47,906,957

(Unit: in millions of Won except per share data)
	For the nine months ended September 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating Revenue	12,910,512	16,748,585	16,087,747
Operating Profit	1,357,569	1,387,162	1,248,578
Profit Before Income Tax	1,092,134	1,718,191	905,218
Profit for the Period	724,098	2,418,989	1,500,538
Profit for the Period Attributable to Owners of the Parent Company	699,743	2,407,523	1,504,352
Profit for the Period Attributable to Non-controlling Interests	24,355	11,466	(3,814)
Basic Earnings Per Share (Won)	3,159	7,191	4,093
Diluted Earnings Per Share (Won)	3,157	7,187	4,092
Total Number of Consolidated Subsidiaries	26	23	49

13

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2022, December 31, 2021 and December 31, 2020 and for the nine months ended September 30, 2022 and the years ended December 31, 2021 and 2020. The Company’s unaudited separate financial statements as of September 30, 2022 and December 31, 2021 and for the nine months ended September 30, 2022 and 2021, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)

	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
Assets
Current Assets	5,189,079	4,681,493	5,047,115
• Cash and Cash Equivalents	224,555	158,823	329,208
• Accounts Receivable – Trade, net	1,556,149	1,514,260	1,503,552
• Accounts Receivable – Other, net	523,024	520,956	434,713
• Others	2,885,351	2,487,454	2,779,642
Non-Current Assets	20,412,042	21,707,572	26,939,336
• Long-Term Investment Securities	1,042,988	1,476,361	983,688
• Investments in Subsidiaries and Associates	4,634,387	4,841,139	11,357,504
• Property and Equipment, net	8,978,508	9,318,408	9,157,548
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	2,745,288	3,203,330	2,665,083
• Others	1,704,635	1,562,098	1,469,277

Total Assets	25,601,121	26,389,065	31,986,451

Liabilities
Current Liabilities	5,438,125	5,426,477	5,076,404
Non-Current Liabilities	9,647,226	10,099,732	9,560,189

Total Liabilities	15,085,351	15,526,209	14,636,593

Equity
Share Capital	30,493	30,493	44,639
Capital Surplus and Other Capital Adjustments	(4,503,494)	(4,576,271)	289,134
Retained Earnings	14,839,615	14,770,618	16,684,640
Reserves	149,156	638,016	331,445

Total Equity	10,515,770	10,862,856	17,349,858

Total Liabilities and Equity	25,601,121	26,389,065	31,986,451

	For the nine months ended September 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating Revenue	9,318,263	12,102,830	11,746,630
Operating Profit	1,126,516	1,144,323	1,023,067
Profit Before Income Tax	1,099,690	1,369,347	941,455
Profit for the Period	781,623	1,073,823	758,792
Basic Earnings Per Share (Won)	3,535	3,183	2,044
Diluted Earnings Per Share (Won)	3,533	3,181	2,044

14

2. Dividends and Others

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of September 30, 2022)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	79th	October 19, 2020	Repayment of debt	290,000	Repayment of debt	290,000	—
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	81st	October 28, 2021	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	82nd	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	83rd	August 10, 2022	Repayment of debt	395,000	Repayment of debt	395,000	—

[SK Broadband]

(As of September 30, 2022)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 49-1	June 11, 2020	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 49-2	June 11, 2020	Repayment of debt	59,200	Repayment of debt	59,200	—
Corporate bond	Series 49-2	June 11, 2020	Working capital	40,800	Working capital	40,800	—
Corporate bond	Series 50	September 25, 2020	Repayment of debt	160,000	Repayment of debt	160,000	—
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial (“HFC”) network to fiber-to-the-home (“FTTH”) network, which has a positive impact on the environment, and the proceeds from the bond offering were used for the intended purpose. See the ESG bond report published in the socially responsible investment bond segment of the Korea Exchange for more information on the use of proceeds from this ESG bond offering.

B.	Use of Proceeds from Private Offerings

[SK Telecom]

None.

[SK Broadband]

None.

C.	Operation of Unused Proceeds

[SK Telecom]

None.

15

[SK Broadband]

None.

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Pursuant to the resolutions of the Board of Directors and the General Meeting of Shareholders on June 10, 2021 and October 12, 2021, respectively, the Company conducted the Spin-off effective as of November 1, 2021. K-IFRS 1105 (Non-current assets held for sale and discontinued operations) was applied, and, accordingly, the consolidated statement of profit and loss for the three months and nine months ended September 30, 2021 was restated as such.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,342,578	247,737	10.6%
Loans	148,156	45,721	30.9%
Accounts receivable – other	832,478	46,186	5.5%
Accrued income	2,066	0	0.0%
Guarantee deposits	288,338	300	0.1%

Total	3,613,616	339,944	9.4%

	(Unit: in millions of Won)
	For the year ended December 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,160,498	238,881	11.1%
Loans	138,181	45,385	32.8%
Accounts receivable – other	870,225	46,625	5.4%
Accrued income	762	0	0.0%
Guarantee deposits	278,759	0	0.0%

Total	3,448,425	330,891	9.6%

	(Unit: in millions of Won)
	For the year ended December 31, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,478,851	264,498	10.7%
Loans	182,721	45,024	24.6%
Accounts receivable – other	1,366,922	55,075	4.0%
Accrued income	3,418	166	4.9%
Guarantee deposits	285,507	300	0.1%

Total	4,317,419	365,063	8.5%

(2)	Movements in Loss Allowance of Trade and Other Receivables

		(Unit: in millions of Won)
	For the nine months ended September 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Beginning balance	330,891	365,063	346,399
Effect of change in accounting policy	—	—	—
Increase of loss allowance	25,329	37,547	59,184
Reversal of loss allowance	—	—	—
Write-offs	(16,671)	(57,215)	(57,575)
Other	395	(14,504)	17,055
Ending balance	339,944	330,891	365,063

16

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of September 30, 2022
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,109,633	48,633	137,483	46,828	2,342,578
Percentage	90.06%	2.08%	5.87%	2.00%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

			(Unit: in millions of Won)
Account Category	For the nine months ended September 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Merchandise	187,117	201,126	162,196
Goods in transit	0	—	—
Other inventories	9,413	3,511	9,247

Total	196,530	204,637	171,443

Percentage of inventories to total assets [Inventories / Total assets]	0.64%	0.66%	0.36%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	8.77	6.20	7.60

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

17

D.	Fair Value Measurement

See notes 2 and 30 of the notes to the Company’s consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine months ended September 30, 2022 and 2021 for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	Apr. 23, 2013	Apr. 23, 2023	230,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

18

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

19

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

20

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	230,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

21

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.

22

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	August 10, 2022	August 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	August10, 2022	August 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of the next annual business report

23

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on September 1, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Total	—	—	1,000,000	—	—

24

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%

	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year

	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets

	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure

	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 1, 2022
*	Beginning with Series 47, the maintenance of financial ratio requirement has changed to a consolidated basis.

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

25

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Nine months ended September 30, 2022	Ernst & Young Han Young	—	Disclosure of discontinued operations in the consolidated financial statements for the nine months ended September 30, 2021 included for comparison purpose	N/A

Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Unqualified	Spin-off and disclosure of discontinued operations in the consolidated financial statements	Revenue recognition; assessment of impairment of cash-generating unit of fixed-line telecommunication services

Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Unqualified	Retroactive application of change in accounting policy related to change to determination of lease period	Revenue recognition; assessment of impairment of cash-generating unit of security services, assessment of fair value of customer relationship

Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.

*	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Nine months ended September 30, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	1,348	12,036
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,450	24,500	2,450	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,360	23,600	2,360	23,600
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

26

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2022	—	—	—	—

Year ended December 31, 2021	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 – May 24, 2021	2
	May 26, 2021	Audit and review of financial statements of the newly established company and subsidiaries involved in the Spin-off	May 26, 2021 – July 28, 2021	1,143
	August 5, 2021	Review of carve-out financial statements in connection with the Spin-off	August 5, 2021 – August 13, 2021	10

Year ended December 31, 2020	July 23, 2020	Confirmation of financial information	July 23, 2020 – July 30, 2020	30
	December 8, 2020	Confirmation of financial information	December 8, 2020 – December 10, 2020	30
	December 30, 2020	Consulting services for new business group model research project	December 31, 2020 – February 12, 2021	90

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 22, 2022	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit

April 27, 2022	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2021 Public Company Accounting Oversight Board audit results; report on 2022 audit plan and selection of critical audit matters

July 27, 2022	Audit Committee: 4 Independent Auditor: 1	In-person	Report on results of external auditors’ 2022 semi-annual review

27

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2022.

2. Audit System

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2022.

3. Shareholders’ Exercise of Voting Rights

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2022.

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2022)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.01
Tae Won Chey	Officer of the Company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Jung Ho Park	Officer of the Company	Common share	10,932	0.00	21,530	0.01
Young Sang Ryu	Officer of the Company	Common share	3,340	0.00	7,340	0.00
Yong-Hak Kim	Officer of the Company	Common share	303	0.00	1,711	0.00
Seok-Dong Kim	Officer of the Company	Common share	303	0.00	1,447	0.00
Youngmin Yoon	Officer of the Company	Common share	303	0.00	1,447	0.00
Jung Ho Ahn	Officer of the Company	Common share	303	0.00	1,447	0.00
Junmo Kim	Officer of the Company	Common share	303	0.00	1,447	0.00
Kyu-nam Choi	Officer of the Company	Common share	455	0.00	455	0.00
Poong Young Yoon	Officer of affiliated company	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Officer of the Company	Common share	0	0.00	3,484	0.00

Total		Common share	65,688,437	30.02	65,712,503	30.03

28

B.	Overview of the Largest Shareholder

As of September 30, 2022, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

29

VIII.	EMPLOYEES AND DIRECTORS

1. Directors and Officers

A.	Directors

(As of September 30, 2022)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term
Young Sang Ryu	Male	May 1970	Chief Executive Officer; Representative Director; Inside Director	Former Head, SK Telecom MNO business	4 years and 7 months	Mar. 24, 2024

Jong Ryeol Kang	Male	Oct. 1964	Representative Director; Head of ICT Infrastructure Center (CSPO); Inside Director	Former Head, Corporate Culture Division	7 months	Mar. 24, 2025

Kyu-Nam Choi	Male	Apr. 1964	Non-executive Director	Head of Investment 1 Team; Head of Environment Task Force; Former Head of Future Business Team, SUPEX Council	12 months	Mar. 24, 2024

Yong-Hak Kim	Male	Jan. 1953	Independent Director	Former President (Professor Emeritus), Yonsei University	2 years and 7 months	Mar. 25, 2023

Seok-Dong Kim	Male	May 1953	Independent Director	Former Chairman, Financial Services Commission	3 years and 7 months	Mar. 24, 2025

Jung Ho Ahn	Male	Feb. 1978	Independent Director	Professor, Graduate School of Convergence Science and Technology at Seoul National University	5 years and 7 months	Mar. 25, 2023

Youngmin Yoon	Female	Dec. 1963	Independent Director	Professor, Department of Media and Communication at Korea University	4 years and 7 months	Mar. 24, 2024

Junmo Kim	Male	Sep. 1976	Independent Director	Professor, Department of Electrical Engineering at Korea Advanced Institute of Science and Technology	2 years and 7 months	Mar. 25, 2023

2. Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2022.

30

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of September 30, 2022)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
Atlas Investment	Subsidiary	Shares	155,656	3,744	—	159,400	Capital increase
SAPEON Korea Inc.	Subsidiary	Shares	—	19,108	19,108	—	New acquisition/disposal
SAPEON Inc.	Subsidiary	Shares	—	48,456	—	48,456	New acquisition
SK Square (listed)	Subsidiary	Shares	51,371	—	51,371	—	Disposal

3. Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2022 – September 30, 2022	Marketing fees, etc.	927,265

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

On February 9, 2022, the Company announced its strategic direction and sales target in the “Future Business and Management Plan” fair disclosure report. See “II.1. Business Overview” for more information on business progress and “III. Financial Information” for more information on business performance.

On August 16, 2022, the Company disclosed that the effective date of SK Broadband’s merger with Broadband Nowon Co., Ltd. was changed from November 7, 2022 to October 5, 2022. Such merger has subsequently been completed.

31

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of September 30, 2022, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of September 30, 2022, there were 32 pending lawsuits against SK Broadband (aggregate amount of claims of Won 10,781 million), and provisions in the amount of Won 600 million in connection with such lawsuits were recognized.

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

[SK Broadband]

As of September 30, 2022, SK Broadband has entered into revolving credit facilities with a limit of Won 186 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,513 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

As of September 30, 2022, SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	34,980
Korea Content Financial Cooperative	Contract performance guarantee	34,760

[SK Stoa]

As of September 30, 2022, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,540
Kookmin Bank	Revolving credit	10,000

32

[SK M&Service]

As of September 30, 2022, SK M&Service has entered into the following credit facilities with financial institutions.

(Unit: billions of Won)
Financial Institution	Credit Limit	Details
KEB Hana Bank	10	Working capital loan
Industrial Bank of Korea	15	Working capital loan
Shinhan Bank	1	Payment guarantee

As of September 30, 2022, SK M&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
41 companies including Korea Tourism Organization	Transaction performance guarantee	1,788
SK Energy	Transaction performance guarantee	700

[SK Telink]

As of September 30, 2022, SK Telink provided the following material payment guarantee to another party.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	STARNET Systems, etc.	440	Contract performance guarantee; provisional seize of bonds, etc.

As of September 30, 2022, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	1,372

[SK Communications]

As of September 30, 2022, SK Communications provided the following material payment guarantee to another party.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Communications	E-payment purchaser or right holder	650	Protect funds of users of electronic financial transactions

33

[PS&Marketing]

As of September 30, 2022, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,640

[Home&Service]

As of September 30, 2022, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Guarantee of specified liabilities	2

[Service Top]

As of September 30, 2022, Service Top has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	15

3. Status of Sanctions, etc.

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2022.

4. Material Events Subsequent to the Reporting Period

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2022.

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: DECEMBER 8, 2022

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For the Nine-Month Period ended September 30, 2022

(With the Independent Auditor’s Review Report Thereon)

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim consolidated financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the interim consolidated statement of financial position as of September 30, 2022, and the related interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSAs”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Emphasis of matter

We draw to attention to Notes 3 and 36, which describes that pursuant to the resolution of shareholders’ meeting held on October 12, 2021, SK Telecom Co., Ltd. completed the spin-off of certain businesses as of November 1, 2021. The businesses spun off are presented as discontinued operations, and the comparative interim consolidated statements of profit or loss for the three-month and nine-month periods ended September 30, 2021 and related notes have been restated to present the discontinued operations separately from continuing operations.

Other matters

The interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and nine-month period ended September 30, 2021, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the nine-month period ended September 30, 2021, prepared in accordance with KIFRS 1034 and presented for comparative purposes, have been reviewed by KPMG Samjong Accounting Corp. whose review report dated November 12, 2021 expressed an unqualified review conclusion. The accompanying interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and nine-month period ended September 30, 2021, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the nine-month period ended September 30, 2021 presented for comparative purposes, except for the adjustments related to the discontinued operations as described in Notes 3 and 36 to the accompanying interim consolidated financial statements, are not different, in all material respects, from the interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and nine-month period ended September 30, 2021, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the nine-month period ended September 30, 2021 reviewed by KPMG Samjong Accounting Corp.

Moreover, the consolidated statement of financial position as of December 31, 2021, and the related consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KSAs (not presented herein), whose report dated March 10, 2022 expressed an unqualified opinion. The accompanying consolidated statement of financial position as of December 31, 2021 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

November 11, 2022

This report is effective as of November 11, 2022, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021 AND

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

The accompanying interim consolidated financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(In millions of won)	Note	September 30, 2022 (Unaudited)		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	1,191,452	872,731
Short-term financial instruments	29,30		647,535	508,677
Short-term investment securities	9,29,30		—	5,010
Accounts receivable – trade, net	5,29,30,31		2,083,277	1,913,511
Short-term loans, net	5,29,30		75,377	70,817
Accounts receivable – other, net	5,29,30,31,32		569,220	548,362
Contract assets	7,30		81,310	76,698
Prepaid expenses	6		1,994,419	1,987,503
Current tax assets	27		51	77
Derivative financial assets	29,30		311,125	30,110
Inventories, net	8		196,530	204,637
Non-current assets held for sale	35		8,734	8,734
Advanced payments and others	5,29,30,31		159,621	125,798

			7,318,651	6,352,665

Non-Current Assets:
Long-term financial instruments	29,30		107,975	375
Long-term investment securities	9,29,30		1,314,148	1,715,078
Investments in associates and joint ventures	11		2,049,980	2,197,351
Investment property, net	13		26,122	23,034
Property and equipment, net	12,14,31,32		12,445,644	12,871,259
Goodwill	10		2,075,009	2,072,493
Intangible assets, net	15		3,361,437	3,869,769
Long-term contract assets	7,30		48,312	41,580
Long-term loans, net	5,29,30,31		27,058	21,979
Long-term accounts receivable – other, net	5,29,30,31,32		217,072	275,238
Long-term prepaid expenses	6		1,053,784	1,069,148
Guarantee deposits, net	5,29,30,31		176,423	186,713
Long-term derivative financial assets	29,30		261,794	187,484
Deferred tax assets	27		329	128
Defined benefit assets	19		33,865	18,427
Other non-current assets	5,29,30		12,172	8,556

			23,211,124	24,558,612

Total Assets		~~W~~	30,529,775	30,911,277

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position, Continued

As of September 30, 2022 and December 31, 2021

(In millions of won)	Note	September 30, 2022 (Unaudited)		December 31, 2021
Liabilities and Equity
Current Liabilities:
Accounts payable – trade	29,30,31	~~W~~	148,756	190,559
Accounts payable – other	29,30,31		1,371,736	2,071,870
Withholdings	29,30,31		908,962	790,489
Contract liabilities	7		180,958	166,436
Accrued expenses	29,30		1,425,951	1,295,404
Income tax payable	27		83,873	192,221
Derivative financial liabilities	29,30		—	52
Provisions	18,34		75,577	61,656
Short-term borrowings	16,29,30,32		12,998	12,998
Current portion of long-term debt, net	16,29,30		2,453,690	1,430,324
Current portion of long-term payables – other	17,29,30		397,206	398,823
Lease liabilities	29,30,31		369,229	349,568
Other current liabilities			27	35

			7,428,963	6,960,435

Non-Current Liabilities:
Debentures, excluding current portion, net	16,29,30		6,330,784	7,037,424
Long-term borrowings, excluding current portion, net	16,29,30		684,367	353,122
Long-term payables – other	17,29,30		1,234,199	1,611,010
Long-term lease liabilities	29,30,31		1,197,937	1,184,714
Long-term contract liabilities	7		49,584	36,531
Defined benefit liabilities	19		24,334	13,157
Long-term derivative financial liabilities	29,30		321,025	321,084
Long-term provisions	18		44,039	65,339
Deferred tax liabilities	27		849,716	941,301
Other non-current liabilities	29,30,31		67,721	52,022

			10,803,706	11,615,704

Total Liabilities			18,232,669	18,576,139

Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21		(11,538,160)	(11,623,726)
Retained earnings	22		22,456,993	22,437,341
Reserves	23		556,002	735,238

Equity attributable to owners of the Parent Company			11,505,328	11,579,346
Non-controlling interests			791,778	755,792

Total Shareholder’s Equity			12,297,106	12,335,138

Total Liabilities and Shareholder’s Equity		~~W~~	30,529,775	30,911,277

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Profit or Loss

For the three-month and nine-month periods ended September 30, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)			2021 (Unaudited/ Restated)
		Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	4,31
Revenue		~~W~~	4,343,447	12,910,512	4,215,032	12,453,275

Operating expenses:	31
Labor			581,511	1,811,775	538,727	1,657,376
Commission	6		1,384,627	4,065,758	1,345,251	3,999,740
Depreciation and amortization	4		901,190	2,719,406	928,086	2,750,217
Network interconnection			180,007	554,652	184,173	561,319
Leased lines			68,943	197,651	77,024	224,178
Advertising			53,582	157,721	61,205	146,985
Rent			34,362	103,484	42,320	128,572
Cost of goods sold	8		304,699	880,015	309,991	836,358
Others	24		368,955	1,062,481	335,235	985,582

			3,877,876	11,552,943	3,822,012	11,290,327

Operating profit	4		465,571	1,357,569	393,020	1,162,948

Finance income	4,26		37,070	93,474	29,344	111,148
Finance costs	4,26		(90,063)	(284,488)	(96,529)	(335,754)
Gain (loss) relating to investments in associates and joint ventures, net	4,11		(51,040)	(75,909)	29,422	436,739
Other non-operating income	4,25		9,147	33,760	17,676	82,281
Other non-operating expenses	4,25		(8,324)	(32,272)	(13,840)	(34,164)

Profit before income tax	4		362,361	1,092,134	359,093	1,423,198

Income tax expense	27		116,755	368,036	95,604	363,222

Profit from continuing operations			245,606	724,098	263,489	1,059,976
Profit of discontinued operations, net of taxes	36		—	—	473,021	1,044,207

Profit for the period		~~W~~	245,606	724,098	736,510	2,104,183

Attributable to:
Owners of the Parent Company		~~W~~	234,628	699,743	784,180	2,108,230
Non-controlling interests			10,978	24,355	(47,670)	(4,047)

Earnings per share:	28
Basic earnings per share (in won)		~~W~~	1,059	3,159	2,194	5,894
Basic earnings per share - continuing operations (in won)			1,059	3,159	712	2,849
Diluted earnings per share (in won)			1,059	3,157	2,192	5,890
Diluted earnings per share - continuing operations (in won)			1,059	3,157	711	2,847

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2022 and 2021

(In millions of won)		2022 (Unaudited)			2021 (Unaudited)
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	245,606	724,098	736,510	2,104,183

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss in subsequent periods, net of taxes:
Remeasurement of defined benefit liabilities	19		36,129	59,624	12,815	1,863
Net change in other comprehensive loss of investments in associates and joint ventures	11,23		—	—	(1,454)	(4,433)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	23		(115,051)	(485,893)	286,438	985,725
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,23		136,290	263,200	138,115	327,035
Net change in unrealized fair value of derivatives	23		(2,831)	(12,395)	3,603	13,928
Foreign currency translation differences for foreign operations	23		37,768	56,483	36,515	54,614

Other comprehensive income (loss) for the period, net of taxes			92,305	(118,981)	476,032	1,378,732

Total comprehensive income		~~W~~	337,911	605,117	1,212,542	3,482,915

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	320,392	574,586	946,480	3,172,042
Non-controlling interests			17,519	30,531	266,062	310,873

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)		Attributable to owners of the Parent Company						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2021		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit (loss) for the period			—	—	2,108,230	—	2,108,230	(4,047)	2,104,183
Other comprehensive income	11,19,23		—	—	13,785	1,050,027	1,063,812	314,920	1,378,732

			—	—	2,122,015	1,050,027	3,172,042	310,873	3,482,915

Transactions with owners:
Annual dividends			—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Interim dividends			—	—	(177,902)	—	(177,902)	—	(177,902)
Share option	21		—	407	—	—	407	1,441	1,848
Interest on hybrid bonds			—	—	(11,075)	—	(11,075)	—	(11,075)
Acquisition of treasury shares	20		—	(72,982)	—	—	(72,982)	—	(72,982)
Disposal of treasury shares	20		—	29,803	—	—	29,803	—	29,803
Retirement of treasury shares	20		—	1,965,952	(1,965,952)	—	—	—	—
Changes in ownership in subsidiaries, etc.			—	226,275	—	—	226,275	(23,589)	202,686

			—	2,149,455	(2,796,873)	—	(647,418)	(47,919)	(695,337)

Balance as of September 30, 2021 (Unaudited)		~~W~~	44,639	2,826,658	22,307,055	1,090,166	26,268,518	915,303	27,183,821

Balance as of January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income:
Profit for the period			—	—	699,743	—	699,743	24,355	724,098
Other comprehensive income (loss)	11,19,23		—	—	54,079	(179,236)	(125,157)	6,176	(118,981)

			—	—	753,822	(179,236)	574,586	30,531	605,117

Transactions with owners:
Annual dividends			—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends			—	—	(361,909)	—	(361,909)	—	(361,909)
Share option	21		—	76,876	—	—	76,876	—	76,876
Interest on hybrid bonds			—	—	(11,075)	—	(11,075)	—	(11,075)
Transactions of treasury shares	20,21		—	(4,099)	—	—	(4,099)	—	(4,099)
Changes in ownership in subsidiaries, etc.			—	12,789	—	—	12,789	5,455	18,244

			—	85,566	(734,170)	—	(648,604)	5,455	(643,149)

Balance as of September 30, 2022 (Unaudited)		~~W~~	30,493	(11,538,160)	22,456,993	556,002	11,505,328	791,778	12,297,106

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	724,098	2,104,183
Adjustments for income and expenses	33		3,694,741	2,455,662
Changes in assets and liabilities related to operating activities	33		(37,309)	(512,621)

			4,381,530	4,047,224
Interest received			30,502	32,163
Dividends received			15,098	186,722
Interest paid			(192,852)	(233,623)
Income tax paid			(444,769)	(349,941)

Net cash provided by operating activities			3,789,509	3,682,545

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			69,909	31,674
Collection of short-term loans			94,855	113,170
Decrease in long-term investment securities			222,432	343
Proceeds from disposals of long-term investment securities			100,135	61,184
Proceeds from disposals of investments in associates and joint ventures			342,645	100,334
Proceeds from disposals of property and equipment			4,526	49,025
Proceeds from disposals of intangible assets			10,685	7,289
Collection of long-term loans			995	3,533
Decrease in deposits			8,948	1,169
Proceeds from settlement of derivatives			1,277	1,131

			856,407	368,852
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(203,223)	(142,192)
Increase in short-term loans			(96,806)	(81,546)
Increase in long-term loans			(9,652)	(8,913)
Increase in long-term financial instruments			(330,032)	(18)
Acquisitions of long-term investment securities			(320,637)	(274,589)
Acquisitions of investments in associates and joint ventures			(9,056)	(220,500)
Acquisitions of property and equipment			(2,125,690)	(2,114,612)
Acquisitions of intangible assets			(48,212)	(111,162)
Increase in deposits			(10,936)	(22,151)
Cash outflow for business combinations, net			(62,312)	(101,667)

			(3,216,556)	(3,077,350)

Net cash used in investing activities		~~W~~	(2,360,149)	(2,708,498)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	891,272	607,437
Proceeds from long-term borrowings			350,000	350,000
Cash inflows from settlement of derivatives			768	10
Increase in financial liabilities at FVTPL			—	129,123
Transactions with non-controlling shareholders			31,151	444,121

			1,273,191	1,530,691
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(51,344)
Repayments of long-term payables – other			(400,245)	(426,267)
Repayments of debentures			(940,000)	(430,000)
Repayments of long-term borrowings			(32,096)	(217,477)
Payments of dividends			(723,062)	(850,617)
Payments of interest on hybrid bonds			(11,075)	(11,075)
Repayments of lease liabilities			(296,622)	(320,968)
Acquisition of treasury shares			—	(72,982)
Transactions with non-controlling shareholders			(367)	(13,564)

			(2,403,467)	(2,394,294)

Net cash used in financing activities			(1,130,276)	(863,603)

Net increase in cash and cash equivalents			299,084	110,444
Cash and cash equivalents at beginning of the period			872,731	1,369,653
Effects of exchange rate changes on cash and cash equivalents			19,637	11,454

Cash and cash equivalents at end of the period		~~W~~	1,191,452	1,491,551

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2022, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	17,323,760	7.91
Institutional investors and other shareholders	131,193,409	59.95
Kakao Corp.	3,846,487	1.76
Treasury shares	801,091	0.37

	218,833,144	100.00

These interim consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Inc. is the ultimate controlling entity of the Parent Company.

On November 1, 2021, the date of spin-off, the Parent Company completed the spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments. (See note 36.)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of September 30, 2022 and December 31, 2021 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sept. 30, 2022	Dec. 31, 2021
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	74.3	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	Broadband Nowon Co., Ltd.	Korea	Cable broadcasting services	100.0	100.0
	SAPEON Inc.(*2,3)	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2,4)	Korea	Database and Internet website service	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.(*2,5)	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	—
Others(*6)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued

The list of consolidated subsidiaries as of September 30, 2022 and December 31, 2021 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for the nine-month period ended September 30, 2022 are presented in note 1-(4).
(*3)

The Parent Company newly established SAPEON Inc. and the ownership interest of the Parent Company in SAPEON Inc. has changed from 100% to 62.5% due to unequal paid-in capital increase of SAPEON Inc. for the nine-month period ended September 30, 2022.

(*4)

PS&Marketing Corporation acquired 3,099,112 shares (100%) of SK m&service Co., Ltd. at ~~W~~72,859 million in cash for the nine-month period ended September 30, 2022 in order to strengthen the distribution competitiveness and improve the synergy within SKT ICT Family.

(*5)

The Parent Company newly established SAPEON Korea Inc. and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. for ~~W~~40,000 million in cash during the nine-month period ended September 30, 2022.

(*6)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the nine-month period ended September 30, 2022 is as follows:

(In millions of won)
	As of September 30, 2022				For the nine-month period ended September 30, 2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	190,930	56,040	134,890	230,063	16,234
SK Broadband Co., Ltd.		6,081,822	3,040,828	3,040,994	3,107,913	155,588
PS&Marketing Corporation		456,659	238,796	217,863	971,392	2,848
SERVICE ACE Co., Ltd.		84,622	58,138	26,484	143,627	2,117
SERVICE TOP Co., Ltd.		79,772	48,699	31,073	132,418	2,813
SK O&S Co., Ltd.		103,726	69,278	34,448	209,591	2,831
Home & Service Co., Ltd.		148,903	91,148	57,755	307,903	1,257
SK stoa Co., Ltd.		95,312	38,132	57,180	243,000	8,632
SK m&service Co., Ltd.(*)		158,609	95,124	63,485	141,488	3,246

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)
	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation for the nine-month period ended September 30, 2022 is as follows:

Subsidiary	Reason
SAPEON Korea Inc.	Established by the Parent Company
SAPEON Inc.	Established by the Parent Company
SK m&service Co., Ltd.	Acquired by PS&Marketing Corporation

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2022 and as of and for the year ended December 31, 2021 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

	As of September 30, 2022
Current assets	~~W~~	1,605,070
Non-current assets		4,503,643
Current liabilities		(1,790,785)
Non-current liabilities		(1,269,938)
Net assets		3,047,990
Fair value adjustment and others		—
Net assets on the consolidated financial statements		3,047,990
Carrying amount of non-controlling interests		770,235

	For the nine-month period ended September 30, 2022
Revenue	~~W~~	3,103,021
Profit for the period		159,258
Depreciation of the fair value adjustment and others		—
Profit for the period on the consolidated financial statements		159,258
Total comprehensive income		178,096
Profit attributable to non-controlling interests		38,355

Net cash provided by operating activities	~~W~~	919,692
Net cash used in investing activities		(481,949)
Net cash used in financing activities		(261,838)
Effects of exchange rate changes on cash and cash equivalents		36
Net increase in cash and cash equivalents		175,941
Dividends paid to non-controlling interests for the nine-month period ended September 30, 2022	~~W~~	—

(*)	The condensed financial information above is the consolidated financial information of subsidiaries.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2022 and as of and for the year ended December 31, 2021 are as follows, Continued:

(In millions of won)	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.1

	As of December 31, 2021
Current assets	~~W~~	1,252,935
Non-current assets		4,744,905
Current liabilities		(1,433,800)
Non-current liabilities		(1,696,357)
Net assets		2,867,683
Fair value adjustment and others		(10,230)
Net assets on the consolidated financial statements		2,857,453
Carrying amount of non-controlling interests		740,771

	2021
Revenue	~~W~~	4,049,156
Profit for the year		198,268
Depreciation of the fair value adjustment and others		—
Profit for the year on the consolidated financial statements		198,268
Total comprehensive income		214,003
Profit attributable to non-controlling interests		52,935

Net cash provided by operating activities	~~W~~	1,072,307
Net cash used in investing activities		(615,510)
Net cash used in financing activities		(248,139)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		208,599
Dividends paid to non-controlling interests for the year ended December 31, 2021	~~W~~	—

(*)	The condensed financial information above is the consolidated financial information of subsidiaries.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2021. These interim consolidated financial statements do not include all of the disclosures required for full annual financial statements. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2021.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 30.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2022, initially, but these amended standards are not expected to have a significant impact on the Group’s interim consolidated financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to KIFRS 1037).
•	Reference to Conceptual Framework (Amendments to KIFRS 1103).
•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to KIFRS 1016).
•	Annual Improvements to KIFRS 2018-2020.

As described in note 36, the Parent Company carried out a spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments pursuant to the resolution of the Board of Directors on June 10, 2021 and approval of shareholders’ meeting on October 12, 2021. The Group has applied KIFRS 1105 Non-current Assets Held for Sale and Discontinued Operations, and accordingly, presented profit or loss of the spin-off business as discontinued operations. The comparative interim consolidated statement of profit or loss for the three and nine-month periods ended September 30, 2021 and related notes have been restated to present the discontinued operations separately from continuing operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2022
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	10,775,291	3,659,772	419,523	14,854,586	(1,944,074)	12,910,512
Inter-segment revenue		1,117,580	802,308	24,186	1,944,074	(1,944,074)	—
External revenue		9,657,711	2,857,464	395,337	12,910,512	—	12,910,512
Depreciation and amortization		2,055,412	736,489	16,090	2,807,991	(88,585)	2,719,406
Operating profit (loss)		1,138,569	245,281	1,347	1,385,197	(27,628)	1,357,569
Finance income and costs, net							(191,014)
Loss relating to investments in associates and joint ventures, net							(75,909)
Other non-operating income and expense, net							1,488
Profit before income tax							1,092,134

(In millions of won)
	For the nine-month period ended September 30, 2021 (Restated)
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others (*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	10,547,775	3,553,923	268,287	14,369,985	(1,916,710)	12,453,275	2,519,337
Inter-segment revenue		1,110,938	798,425	7,347	1,916,710	(1,916,710)	—	406,383
External revenue		9,436,837	2,755,498	260,940	12,453,275	—	12,453,275	2,112,954
Depreciation and amortization		2,114,139	711,118	8,151	2,833,408	(83,191)	2,750,217	258,433
Operating profit (loss)		964,280	236,664	10,914	1,211,858	(48,910)	1,162,948	22,399
Finance income and costs, net							(224,606)	(156,613)
Gain relating to investments in associates and joint ventures, net							436,739	1,286,886
Other non-operating income and expense, net							48,117	62,495
Profit before income tax							1,423,198	1,215,167

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

4.	Operating Segments, Continued

(1)	Segment information for the nine-month periods ended September 30, 2022 and 2021 are as follows, Continued:

(*)

The Parent Company carried out spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments for the year ended December 31, 2021. Accordingly, the Group reclassified SK stoa Co., Ltd. from Commerce Services segment to Others segment.

The Group has restated the previously reported segment information for the nine-month period ended September 30, 2021 to reflect reclassification of operating segments due to the spin-off.

Since there are no intersegment sales of inventories or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month periods ended September 30, 2022 and for the year ended December 31, 2021.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the nine-month period ended
		September 30, 2022		September 30, 2021 (Restated)
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	671,267	675,936
Fixed-line telecommunication revenue	Goods and others		49,770	74,306
Other revenue	Others(*2)		332,831	242,232

			1,053,868	992,474

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		7,673,655	7,530,028
	Cellular interconnection		375,928	364,593
	Other(*4)		936,861	866,280
Fixed-line telecommunication revenue	Fixed-line service		123,627	168,569
	Cellular interconnection		16,994	61,216
	Internet Protocol Television(*5)		1,363,843	1,330,063
	International calls		136,990	124,682
	Internet service and miscellaneous(*6)		1,166,240	996,662
Other revenue	Miscellaneous(*2)		62,506	18,708

			11,856,644	11,460,801

Discontinued operations			—	2,112,954

		~~W~~	12,910,512	14,566,229

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the product sales-type data broadcasting channel use and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,331,010	(247,733)	2,083,277
Short-term loans		76,067	(690)	75,377
Accounts receivable – other(*)		613,528	(44,308)	569,220
Accrued income		2,066	—	2,066
Guarantee deposits (Other current assets)		111,615	—	111,615

		3,134,286	(292,731)	2,841,555
Non-current assets:
Long-term loans		72,089	(45,031)	27,058
Long-term accounts receivable – other(*)		218,950	(1,878)	217,072
Guarantee deposits		176,723	(300)	176,423
Long-term accounts receivable – trade (Other non-current assets)		11,568	(4)	11,564

		479,330	(47,213)	432,117

	~~W~~	3,613,616	(339,944)	3,273,672

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2022 include ~~W~~373,999 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,152,358	(238,847)	1,913,511
Short-term loans		71,750	(933)	70,817
Accounts receivable – other(*)		593,109	(44,747)	548,362
Accrued income		762	—	762
Guarantee deposits (Other current assets)		92,046	—	92,046

		2,910,025	(284,527)	2,625,498
Non-current assets:
Long-term loans		66,431	(44,452)	21,979
Long-term accounts receivable – other(*)		277,116	(1,878)	275,238
Guarantee deposits		186,713	—	186,713
Accounts receivable – trade (Other non-current assets)		8,140	(34)	8,106

		538,400	(46,364)	492,036

	~~W~~	3,448,425	(330,891)	3,117,534

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination	September 30, 2022
Accounts receivable – trade	~~W~~	238,881	23,062	(22,957)	8,748	3	247,737
Accounts receivable – other, etc.		92,010	2,267	(3,687)	1,225	392	92,207

	~~W~~	330,891	25,329	(26,644)	9,973	395	339,944

(In millions of won)
	January 1, 2021		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination	September 30, 2021
Accounts receivable – trade	~~W~~	264,498	22,837	(33,810)	11,991	878	266,394
Accounts receivable – other, etc.		100,565	3,142	(9,888)	6,586	358	100,763

	~~W~~	365,063	25,979	(43,698)	18,577	1,236	367,157

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons, such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to the impairment requirements, no significant expected credit loss has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,893,413	1,886,680
Others		101,006	100,823

	~~W~~	1,994,419	1,987,503

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	981,979	977,236
Others		71,805	91,912

	~~W~~	1,053,784	1,069,148

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021(*)
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization and impairment losses recognized	~~W~~	674,485	1,920,211	676,467	1,992,631

(*) Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	~~W~~	129,622	118,278
Contract liabilities:
Wireless service contracts		19,054	18,397
Customer loyalty programs		8,123	12,699
Fixed-line service contracts		127,977	118,600
Others		75,388	53,271

	~~W~~	230,542	202,967

(2)

The amount of revenue recognized for the nine-month periods ended September 30, 2022 and 2021 related to the contract liabilities carried forward from the previous year are ~~W~~119,051 million and ~~W~~118,969 million, respectively.

8.	Inventories

(1)	Details of inventories as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022				December 31, 2022
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	189,719	(2,602)	187,117	204,545	(3,419)	201,126
Supplies		9,413	—	9,413	3,511	—	3,511

	~~W~~	199,132	(2,602)	196,530	208,056	(3,419)	204,637

(2)

Cost of inventories recognized as operating expenses for the nine-month periods ended September 30, 2022 and 2021 are ~~W~~880,015 million and ~~W~~1,061,517 million, respectively, which are included in cost of goods sold. In addition, valuation losses on inventories which are included in cost of goods sold amount to ~~W~~717 million and ~~W~~1,484 million for the nine-month periods ended September 30, 2022 and 2021, respectively. Write-downs included in other operating expenses for the nine-month period ended September 30, 2021 are ~~W~~358 million. Those amounts include profit or loss of discontinued operations for the nine-month period ended September 30, 2021.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

9.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Category	September 30, 2022		December 31, 2021
Beneficiary certificates	FVTPL	~~W~~	—	5,010

(2)	Details of long-term investment securities as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Category	September 30, 2022		December 31, 2021
Equity instruments	FVOCI(*)	~~W~~	1,093,516	1,510,428
	FVTPL		42,603	57,830

			1,136,119	1,568,258
Debt instruments	FVOCI		1,425	1,177
	FVTPL		176,604	145,643

			178,029	146,820

		~~W~~	1,314,148	1,715,078

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of September 30, 2022 and December 31, 2021 are ~~W~~ 1,093,516 million and ~~W~~1,510,428 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

10.	Business Combinations

(1)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:

PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the nine-month period ended September 30, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others. Subsequent to the acquisition of control, SK m&service Co., Ltd. recognized revenue of ~~W~~141,488 million and net profit of ~~W~~3,246 million. Meanwhile, assuming that business combination has occurred as of January 1, 2022, the Group would have recognized revenue of ~~W~~180,515 million and net profit of ~~W~~3,784 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	SK m&service Co., Ltd.
Location	16th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and Internet website service

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	72,859
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories, net		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,515
Other assets		10,395
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others(I - II)	~~W~~	13,281

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021

1)	Merger of ADT CAPS Co., Ltd. by SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co, Ltd., at the time of merger, SK Infosec Co., Ltd.):

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and there is no effect on the assets and liabilities of the consolidated financial statements. After the date of the merger, SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again, in October 2021, ADT CAPS Co., Ltd. changed its name to SK Shieldus Co., Ltd.

Identifiable assets acquired and liabilities assumed were transferred to the spin-off company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

2)	Acquisition of Studio Dolphin Co., Ltd. by Dreamus Company:

Dreamus Company obtained control over Studio Dolphin Co., Ltd. by acquiring its 10,000 shares (100%) for the year ended December 31, 2021. The consideration transferred was ~~W~~1,500 million in cash, and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~1,465 million was recognized as goodwill.

Identifiable assets acquired and liabilities assumed and goodwill were transferred to the spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Studio Dolphin Co., Ltd.
Location	3rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea
CEO	Kim, Dong-Hee
Industry	Music and sound recording business

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	1,500

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable – trade and other, net		31
Other assets		7
Accounts payable – trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill(I - II)	~~W~~	1,465

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

3)	Acquisition of YLP Inc. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control over YLP Inc. by acquiring its 168,012 shares(100%). during the year ended December 31, 2021. The consideration transferred was ~~W~~79,000 million, among which ~~W~~55,598 million was paid in cash to acquire 118,242 shares (70.4%) and on June 29, 2021, T map Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of ~~W~~23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares(29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~69,516 million was recognized as goodwill.

Identifiable assets acquired and liabilities assumed and goodwill were transferred to the spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	YLP Inc.
Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea
CEO	Lee, Hyeok-Ju
Industry	Freight forwarders and cargo agents

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	55,598
Fair value of shares of T map Mobility Co., Ltd.		23,402
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,897
Financial instruments		4,000
Accounts receivable – trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,595
Other assets		325
Borrowings		(1,000)
Accounts payable – trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(327)

		9,484

III. Goodwill(I - II)	~~W~~	69,516

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.:

One Store Co., Ltd. obtained control over Rokmedia Co., Ltd. by acquiring its 60,000 shares (100%) for the year ended December 31, 2021. The consideration transferred was ~~W~~40,000 million in cash, and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~33,641 million was recognized as goodwill.

Identifiable assets acquired and liabilities assumed and goodwill were transferred to the spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Rokmedia Co., Ltd.
Location	3rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea
CEO	Kang, Jun-Gyu / Kim, Jeong-Su
Industry	Publishing and telecommunications retail business

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	40,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		719
Financial instruments		2,170
Accounts receivable – trade and other, net		1,374
Inventories		933
Other assets		3,212
Short-term loans, net		30
Property and equipment, net		792
Intangible assets, net		2,677
Accounts payable – trade and other		(1,885)
Contract liabilities		(1,401)
Borrowings		(1,485)
Provisions		(385)
Lease liabilities		(56)
Other liabilities		(111)
Deferred tax liabilities		(135)
Income tax payable		(90)

		6,359

III. Goodwill(I - II)	~~W~~	33,641

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

5)	Acquisition of GOOD SERVICE Co., Ltd. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~4,844 million was recognized as goodwill.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	GOOD SERVICE Co., Ltd.
Location	4th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea
CEO	Kim, Seung-Wook
Industry	Surrogate driving service business and related business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable – trade and other, net		1,881
Property and equipment, net		116
Intangible assets, net		3,492
Accounts payable – trade and other		(883)
Other liabilities		(85)
Deferred tax liabilities		(696)
Lease liabilities		(113)

		5,156

III. Goodwill(I - II)	~~W~~	4,844

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)		September 30, 2022			December 31, 2021
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	946,243	27.3	~~W~~	793,754
Korea IT Fund(*1)	Korea	63.3		329,547	63.3		339,976
HanaCard Co., Ltd.(*2)	Korea	—		—	15.0		349,866
UniSK	China	49.0		22,603	49.0		19,156
SK Technology Innovation Company	Cayman Islands	49.0		74,180	49.0		86,301
SK MENA Investment B.V.	Netherlands	32.1		18,454	32.1		15,343
SK Latin America Investment S.A.	Spain	32.1		11,729	32.1		14,004
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		415,886	20.0		348,782
Pacific Telecom Inc.(*3)	USA	15.0		52,440	15.0		43,789
S.M. Culture & Contents Co., Ltd.	Korea	23.1		59,251	23.1		60,261
Digital Games International Pte. Ltd.(*3,4)	Singapore	16.3		639	33.3		2,208
Invites Healthcare Co., Ltd.	Korea	31.1		14,641	27.1		26,474
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		13,284	27.3		12,525
Home Choice Corp.(*3)	Korea	17.8		2,665	17.8		3,052
Konan Technology Inc	Korea	20.8		8,571	26.5		3,639
CMES Inc.(*3,5)	Korea	7.7		900	—		—
12CM JAPAN and others(*3,6)	—	—		78,183	—		68,966

			~~W~~	2,044,216		~~W~~	2,188,096

Investments in joint ventures:
Finnq Co., Ltd. (*7)	Korea	—		—	49.0		7,255
UTC Kakao-SK Telecom ESG Fund(*8)	Korea	48.2		5,764	48.2		2,000

				5,764			9,255

			~~W~~	2,049,980		~~W~~	2,197,351

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

The Group disposed the entire shares of HanaCard Co., Ltd. to Hana Financial Group Inc. for ~~W~~330,032 million in cash from which it recognized ~~W~~48,693 million of loss relating to investments in associates for the nine-month period ended September 30, 2022.

(*3)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*4)	The Group disposed the shares of Digital Games International Pte. Ltd. (~~W~~1,118 million) for the nine-month period ended September 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2022 and December 31, 2021 are as follows, Continued:

(*5)

As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the nine-month period ended September 30, 2022.

(*6)

The Group additionally contributed ~~W~~2,000 million in cash to Smart SKT Infinitum Game Fund for the nine-month period ended September 30, 2022. In addition, the Group disposed the shares of Start-up Win-Win Fund (~~W~~4,850 million) at ~~W~~5,800 million in cash from which it recognized ~~W~~950 million of gain relating to investments in associates and disposed the shares of Daekyo Wipoongdangdang Contents Korea Fund (~~W~~1,080 million) at ~~W~~1,080 million in cash. Also, the Group newly invested ~~W~~2,000 million in cash to KB ESG Fund of three telecommunications companies the for the nine-month period ended September 30, 2022.

(*7)

The Group disposed the entire shares of Finnq Co., Ltd. to Hana Financial Group Inc. for ~~W~~5,733 million in cash from which it recognized ~~W~~1,043 million of gain relating to investments in joint ventures for the nine-month period ended September 30, 2022.

(*8)

The Group additionally contributed ~~W~~4,000 million in cash for the nine-month period ended September 30, 2022, but there is no change in the ownership interest. Meanwhile, these investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	September 30, 2022				December 31, 2021
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
S.M.Culture & Contents Co.,Ltd.	~~W~~	3,100	22,033,898	68,305	4,485	22,033,898	98,822
Konan Technology Inc.		24,850	1,179,580	29,313	—	—	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the nine-month period ended September 30, 2022 and as of and for the year ended December 31, 2021 are as follows:

(In millions of won)
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.

	As of September 30, 2022
Current assets	~~W~~	103,857	1,108,846	161,402
Non-current assets		416,480	2,441,209	3,487,071
Current liabilities		—	50,594	521,576
Non-current liabilities		—	335,176	—

	For the nine-month period ended September 30, 2022
Revenue	~~W~~	15,853	41,578	52,920
Profit (loss) for the period		7,938	(16,929)	(6,418)
Other comprehensive loss		(4,811)	(2,787)	(26,886)
Total comprehensive income (loss)		3,127	(19,716)	(33,304)

(In millions of won)
	HanaCard Co., Ltd.		Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.

	As of December 31, 2021
Current assets	~~W~~	9,130,044	117,172	1,124,219	133,110
Non-current assets		465,333	419,632	1,849,102	2,853,184
Current liabilities		1,281,783	—	53,199	412,962
Non-current liabilities		6,284,587	—	316,470	—

	2021
Revenue	~~W~~	1,270,568	58,741	80,241	9,945
Profit (loss) for the year		250,484	50,107	933,475	(188,678)
Other comprehensive income (loss)		909	(6,847)	326,661	304,700
Total comprehensive income		251,393	43,260	1,260,136	116,022

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	520,337	63.3	329,547	—	329,547
SK China Company Ltd.		3,164,285	27.3	862,939	83,304	946,243
SK South East Asia Investment Pte. Ltd.(*)		2,079,430	20.0	415,886	—	415,886

(In millions of won)
	December 31, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
HanaCard Co., Ltd.	~~W~~	2,029,007	15.0	304,351	45,515	349,866
Korea IT Fund		536,804	63.3	339,976	—	339,976
SK China Company Ltd.(*)		2,603,336	27.3	709,961	83,793	793,754
SK South East Asia Investment Pte. Ltd.(*)		1,743,908	20.0	348,782	—	348,782

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition and Disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	793,754	—	(16,847)	169,336	—	946,243
Korea IT Fund (*1)		339,976	—	5,028	(3,047)	(12,410)	329,547
HanaCard Co., Ltd.		349,866	(368,389)	17,749	774	—	—
UniSK		19,156	—	1,804	1,643	—	22,603
SK Technology Innovation Company		86,301	—	(26,630)	14,509	—	74,180
SK MENA Investment B.V.		15,343	—	(33)	3,144	—	18,454
SK Latin America Investment S.A.		14,004	—	(2,802)	527	—	11,729
SK South East Asia Investment Pte. Ltd.		348,782	—	(185)	67,289	—	415,886
Pacific Telecom Inc.		43,789	—	2,183	6,468	—	52,440
S.M. Culture & Contents Co., Ltd.		60,261	46	(1,056)	—	—	59,251
Digital Games International Pte. Ltd.		2,208	(1,118)	(562)	111	—	639
Invites Healthcare Co., Ltd.		26,474	—	(11,759)	(74)	—	14,641
Nam Incheon Broadcasting Co., Ltd.(*1)		12,525	—	895	—	(136)	13,284
Home Choice Corp.		3,052	—	(388)	1	—	2,665
Konan Technology Inc		3,639	3,788	(442)	1,636		8.571
CMES Inc.(*2)		—	—	—	—	900	900
12CM JAPAN and others(*3)		68,966	(137)	1,599	2,755	—	73,183

		2,188,096	(365,860)	(31,446)	265,072	(11,646)	2,044,216
Investments in joint ventures:
Finnq Co., Ltd.		7,255	(3,840)	(3,617)	202	—	—
UTC Kakao-SK Telecom ESG Fund		2,000	4,000	(236)	—	—	5,764

		9,255	160	(3,853)	202	—	5,764

	~~W~~	2,197,351	(365,700)	(35,299)	265,274	(11,646)	2,049,980

(*1)	Dividends received from the associates are deducted from the carrying amount for the nine-month period ended September 30, 2022.
(*2)

As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the nine-month period ended September 30, 2022.

(*3)

The acquisition for the nine-month period ended September 30, 2022 includes ~~W~~2,000 million of cash investment in Smart SKT Infinitum Game Fund, ~~W~~2,000 million of cash investment in KB ESG Fund of three telecommunications companies and ~~W~~12 million of cash investment in SK VENTURE CAPITAL, LLC. The disposal for the nine-month period ended September 30, 2022 includes ~~W~~4,850 million relating to disposal of the part of shares of Start-up Win-Win Fund and ~~W~~1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2022 and 2021 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2021
	Beginning balance		Acquisition and Disposal	Share of profit (loss)(*4)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	555,133	—	282,319	69,354	—	906,806
Korea IT Fund(*1)		323,294	—	12,654	(2,953)	(10,716)	322,279
HanaCard Co., Ltd.		314,930	—	27,965	(81)	—	342,814
SK Telecom CS T1 Co., Ltd.		53,010	4,888	(8,770)	(575)	—	48,553
NanoEnTek, Inc.		43,190	—	1,836	(86)	—	44,940
UniSK		15,700	—	1,078	1,566	—	18,344
SK Technology Innovation Company		41,579	—	21,118	4,748	—	67,445
SK MENA Investment B.V.		14,043	—	(2)	1,241	—	15,282
SK hynix Inc.(*1)		12,251,861	19,482	1,326,435	193,017	(170,937)	13,619,858
SK Latin America Investment S.A.		13,930	—	(49)	373	—	14,254
Grab Geo Holdings PTE. LTD.		30,063	—	—	—	—	30,063
SK South East Asia Investment Pte. Ltd.		311,990	—	7,855	48,106	—	367,951
Pacific Telecom Inc.		39,723	—	1,000	2,344	—	43,067
S.M. Culture & Contents Co., Ltd.		62,248	(195)	(2,307)	456	—	60,202
Content Wavve Co., Ltd.		75,803	100,000	(20,716)	—	—	155,087
Hello Nature Co., Ltd.(*2)		11,969	9,980	(9,847)	(1)	(1,730)	10,371
Digital Games International Pte. Ltd.		6,449	—	(3,436)	259	—	3,272
Invites Healthcare Co., Ltd.		25,536	7,000	(4,843)	(36)	—	27,657
Nam Incheon Broadcasting Co., Ltd.(*1)		10,902	—	1,357	—	(136)	12,123
NANO-X IMAGING LTD.		28,484	(47)	(2,049)	—	2,437	28,825
Home Choice Corp.		3,585	—	(390)	—	—	3,195
Carrot General Insurance Co., Ltd.		13,469	12,289	(6,666)	(358)	—	18,734
Bertis Inc.		—	15,739	(423)	—	—	15,316
UT LLC		—	86,319	(7,773)	—	—	78,546
SPARKPLUS		—	34,166	—	—	—	34,166
12CM JAPAN and others(*3)		65,750	5,012	(3,851)	6,973	(495)	73,389

		14,312,641	294,633	1,612,495	324,347	(181,577)	16,362,539

Investments in joint ventures:
Dogus Planet, Inc.		15,071	—	(6,990)	(1,447)	—	6,634
Finnq Co., Ltd.		13,342	—	(4,376)	(118)	—	8,848
NEXTGEN BROADCAST SERVICES CO., LLC		5,850	9,048	(1,276)	—	892	14,514
NEXTGEN ORCHESTRATION, LLC		1,600	—	—	—	142	1,742
Techmaker GmbH		5,609	—	(94)	145	—	5,660
Korea Content Platform, Inc.		—	30,191	—	—	1,439	31,630
UTC Kakao-SK Telecom ESG Fund		—	2,000	—	—	—	2,000

		41,472	41,239	(12,736)	(1,420)	2,473	71,028

	~~W~~	14,354,113	335,872	1,599,759	322,927	(179,104)	16,433,567

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2022 and 2021 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the nine-month period ended September 30, 2021.
(*2)	The Group recognized ~~W~~1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the nine-month period ended September 30, 2021.
(*3)

The acquisition for the nine-month period ended September 30, 2021 includes ~~W~~1,000 million of cash investment in Studio Yesone Co., Ltd. and ~~W~~1,000 million of cash investment in SONNORI Corp. and ~~W~~679 million relating to contribution of WALDEN SKT VENTURE FUND and ~~W~~1,500 million of new cash investment in Smart SKT Infinitum Game Fund and ~~W~~800 million of cash investment in Laguna Dynamic Game&Contents Fund. The disposal for the nine-month period ended September 30, 2021 includes ~~W~~334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

(*4)	Includes amounts related to discontinued operations.

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of September 30, 2022 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the nine-month period ended September 30, 2022		Cumulative loss	For the nine-month period ended September 30, 2022	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	73	8,616	—	—
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	~~W~~	73	14,396	—	(124)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

12.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combination(*)	Ending balance
Land	~~W~~	972,800	79	(175)	32,443	—	2,789	1,007,936
Buildings		794,453	902	(554)	31,582	(41,012)	8,583	793,954
Structures		291,279	740	(20)	9,192	(28,679)	—	272,512
Machinery		7,997,927	281,718	(38,360)	1,183,005	(1,721,417)	—	7,702,873
Other		487,716	487,156	(661)	(484,892)	(77,839)	8,554	420,034
Right-of-use assets		1,559,333	374,677	(39,546)	(21,600)	(302,720)	6,331	1,576,475
Construction in progress		767,751	741,560	(1,709)	(836,623)	—	881	671,860

	~~W~~	12,871,259	1,886,832	(81,025)	(86,893)	(2,171,667)	27,138	12,445,644

(*)	Includes assets from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	For the nine-month period ended September 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation(*)	Business combination	Ending balance
Land	~~W~~	1,039,323	634	(21,164)	25,367	—	—	1,044,160
Buildings		858,606	3,275	(9,615)	40,457	(41,982)	639	851,380
Structures		317,403	811	(6,115)	13,085	(28,516)	—	296,668
Machinery		8,376,212	310,164	(27,343)	1,243,274	(1,808,782)	—	8,093,525
Other		653,616	561,531	(1,791)	(416,748)	(146,842)	193	649,959
Right-of-use assets		1,472,035	879,822	(375,700)	—	(330,762)	507	1,645,902
Construction in progress		659,882	877,797	(240)	(978,705)	—	—	558,734

	~~W~~	13,377,077	2,634,034	(441,968)	(73,270)	(2,356,884)	1,339	13,140,328

(*)	Includes amounts related to discontinued operations.

13.	Investment Property

(1)	Changes in investment property for the nine-month period ended September 30, 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,071	232	—	6,303
Buildings		7,353	346	(547)	7,152
Right-of-use assets		9,610	4,314	(1,257)	12,667

	~~W~~	23,034	4,892	(1,804)	26,122

(2)	The Group recognized lease income of ~~W~~3,815 million for the nine-month period ended September 30, 2022 from investment property.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

14.	Leases

(1)	Details of the right-of-use assets as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Land, buildings and structures	~~W~~	1,397,813	1,392,925
Others		178,662	166,408

	~~W~~	1,576,475	1,559,333

(2)	Details of amounts recognized in the interim consolidated statements of profit or loss for the nine-month periods ended September 30, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2022		September 30, 2021(*)
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	262,063	275,570
Others		40,657	55,192

		302,720	330,762

Interest expense on lease liabilities	~~W~~	20,867	18,070

(*)	Includes amounts related to discontinued operations.

Expenses related to short-term leases and leases of low-value assets the Group recognized are immaterial.

(3)

The total cash outflows due to lease payments for the nine-month periods ended September 30, 2022 and 2021 amounted to ~~W~~330,953 million and ~~W~~361,100 million, respectively. Meanwhile, the amounts for the nine-month period ended September 30, 2021 include cash flows from discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

15.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Business combination(*)	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(357,585)	—	—	2,202,104
Land usage rights		2,732	—	—	—	(1,201)	—	—	1,531
Industrial rights		55,954	9,022	(683)	(103)	(3,257)	—	3	60,936
Development costs		200	—	—	—	(426)	—	657	431
Facility usage rights		17,874	907	(1)	126	(3,502)	—	—	15,404
Customer relations		327,257	—	—	—	(20,309)	—	—	306,948
Club memberships(*1)		88,494	2,669	(6,595)	—	—	(360)	1,389	85,597
Other(*2)		817,569	29,658	(382)	91,967	(260,739)	—	10,413	688,486

	~~W~~	3,869,769	42,256	(7,661)	91,990	(647,019)	(360)	12,462	3,361,437

(*)	Includes assets from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	For the nine-month period ended September 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization(*3)	Business combination	Ending balance
Frequency usage rights	~~W~~	1,932,765	219,577	—	—	(386,809)	—	1,765,533
Land usage rights		4,720	145	(67)	—	(1,611)	—	3,187
Industrial rights		71,442	3,220	(8)	284	(4,546)	—	70,392
Development costs		9,364	1,100	(150)	—	(2,869)	—	7,445
Facility usage rights		21,880	868	(7)	103	(4,552)	—	18,292
Customer relations		919,863	5,140	(451)	—	(43,617)	636	881,571
Club memberships(*1)		106,865	3,129	(4,819)	—	—	—	105,175
Brands(*1)		374,096	—	—	—	—	—	374,096
Other(*2)		995,199	36,059	(4,310)	105,583	(321,241)	2,903	814,193

	~~W~~	4,436,194	269,238	(9,812)	105,970	(765,245)	3,539	4,039,884

(*1)	Club memberships and brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.
(*3)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

15.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2022 are as follows:

(In millions of won)
	As of September 30, 2022
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	164,683	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		440,763	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		516,025	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		331,256	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		742,704	5G service	Apr. 2019	Nov. 2028
28GHz license		6,673	5G service	Jan. 2021	Nov. 2023

	~~W~~	2,202,104

16.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	September 30, 2022		December 31, 2021
Short-term borrowings (*)	Hana Financial Investment Co., Ltd.	4.50	Nov. 28, 2022		4,642	4,642
	DB Financial Investment Co., Ltd.	4.50	Nov. 28, 2022		2,785	2,785
	Shinhan Investment Corp.	4.45	Nov. 28, 2022		5,571	5,571

				~~W~~	12,998	12,998

(*)

PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~21,072 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term loans as of September 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

16.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the nine-month period ended September 30, 2022 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	41,065
Non-current					353,122

As of January 1, 2022					394,187

New long-term borrowings:
	DBS Bank Ltd.	2.68	Mar. 10, 2025		200,000
	Credit Agricole CIB	3.30	Apr. 29, 2024		50,000
	Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		100,000

					350,000

Repayments of long-term borrowings:
	Korea Development Bank(*1)	3M CD + 0.71	Dec. 21, 2022		(9,375)
	Credit Agricole CIB(*1)	3M CD + 0.82	Dec. 14, 2023		(9,375)
	Korea Development Bank	1.87	Feb. 10, 2026		(6,250)
	Export Kreditnamnden	1.70	Apr. 29, 2022		(7,096)

					(32,096)

Other changes(*2)					391
Current(*3)					28,115
Non-current(*3)					684,367

As of September 30, 2022				~~W~~	712,482

(*1)	As of September 30, 2022, 3M CD rate is 3.24%.
(*2)	Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount for the nine-month period ended September 30, 2022.
(*3)	~~W~~18,779 million were reclassified from non-current to current for the nine-month period ended September 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

16.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2022 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,390,000	1,389,259
Non-current					7,058,250	7,037,424

As of January 1, 2022					8,448,250	8,426,683

Debentures newly issued:
Unsecured corporate bonds(*1)	Refinancing fund	2.58	Jan. 24, 2025		100,000	99,545
		2.92	Jan. 25, 2032		50,000	49,757
Unsecured corporate bonds	Debt repaying fund	3.80	Apr. 12, 2025		240,000	238,999
		3.84	Apr. 12, 2027		70,000	69,694
		3.78	Apr. 12, 2042		40,000	39,810
		4.00	Aug. 8, 2025		300,000	298,835
		4.00	Aug. 10, 2027		95,000	94,632

					895,000	891,272

Debentures repaid:
Unsecured corporate bonds	Operating and refinancing fund	2.40	Feb. 26, 2022		(100,000)	(100,000)
Unsecured corporate bonds	Operating fund	2.03	Mar. 6, 2022		(180,000)	(180,000)
Unsecured corporate bonds(*1)	Operating fund	2.26	Feb. 3, 2022		(150,000)	(150,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.00	Mar. 26, 2022		(50,000)	(50,000)
Unsecured corporate bonds(*1)	Operating and refinancing fund	1.71	Sept. 23, 2022		(80,000)	(80,000)
Unsecured corporate bonds	Refinancing fund	2.17	Apr. 25, 2022		(120,000)	(120,000)
Unsecured corporate bonds	Operating and refinancing fund	1.40	Jul. 29, 2022		(120,000)	(120,000)
Unsecured corporate bonds	Operating and refinancing fund	3.30	Aug. 28, 2022		(140,000)	(140,000)

					(940,000)	(940,000)

Other changes(*2)					373,950	378,404

Current(*3)					2,427,840	2,425,575
Non-current(*3)					6,349,360	6,330,784

As of September 30, 2022				~~W~~	8,777,200	8,756,359

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

16.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2022 are as follows, Continued:

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the nine-month period ended September 30, 2022.
(*3)	~~W~~1,976,316 million were reclassified from non-current to current for the nine-month period ended September 30, 2022.

17.	Long-term Payables – other

(1)	As of September 30, 2022 and December 31, 2021, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 15):

(In millions of won)
	September 30, 2022		December 31, 2021
Long-term payables – other	~~W~~	1,690,470	2,090,715
Present value discount on long-term payables – other		(59,065)	(80,882)
Current installments of long-term payables – other		(397,206)	(398,823)

Carrying amount at period end	~~W~~	1,234,199	1,611,010

(2)

The principal amounts of long-term payables – other repaid for the nine-month periods ended September 30, 2022 and 2021 are ~~W~~400,245 and ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of September 30, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1~3 years		738,300
3~5 years		460,538
More than 5 years		91,387

	~~W~~	1,690,470

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

18.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2022								As of September 30, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combi- nation	Ending balance	Current	Non-current
Provision for restoration	~~W~~	114,731	5,040	(4,013)	(574)	27	991	116,202	72,763	43,439
Emission allowance		1,885	1,934	—	(1,545)	—	—	2,274	2,274	—
Other provisions		10,379	3,189	(12,338)	(72)	(18)	—	1,140	540	600

	~~W~~	126,995	10,163	(16,351)	(2,191)	9	991	119,616	75,577	44,039

(In millions of won)
	For the nine-month period ended September 30, 2021								As of September 30, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Business combi- nation	Ending balance	Current	Non-current
Provision for restoration	~~W~~	113,653	10,665	(4,633)	(399)	111	—	119,397	62,651	56,746
Emission allowance		7,424	897	(1,091)	(5,346)	—	—	1,884	1,884	—
Other provisions(*)		29,800	2,226	(18,489)	(546)	—	385	13,376	1,378	11,998

	~~W~~	150,877	13,788	(24,213)	(6,291)	111	385	134,657	65,913	68,744

(*)	~~W~~76 million of current provisions are included in other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

19.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	1,042,119	1,035,016
Fair value of plan assets		(1,051,650)	(1,040,286)

Defined benefit assets(*)		(33,865)	(18,427)

Defined benefit liabilities		24,334	13,157

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in present value of defined benefit obligations for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2022		September 30, 2021
Beginning balance	~~W~~	1,035,016	1,278,550
Current service cost		101,989	145,461
Interest cost		23,054	21,983
Remeasurement
- Demographic assumption		(7,332)	—
- Financial assumption		(85,125)	—
- Adjustment based on experience		449	(2,261)
Business combinations		29,357	—
Benefit paid		(57,528)	(84,244)
Others		2,239	(44)

Ending balance	~~W~~	1,042,119	1,359,445

(3)	Changes in fair value of plan assets for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2022		September 30, 2021
Beginning balance	~~W~~	1,040,286	1,127,163
Interest income		23,050	18,792
Remeasurement		(13,117)	(3,231)
Contributions		44,678	39,439
Benefit paid		(70,934)	(84,296)
Business combinations		26,618	—
Others		1,069	(1,701)

Ending balance	~~W~~	1,051,650	1,096,166

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

19.	Defined Benefit Liabilities (Assets), Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2022		September 30, 2021(*)
Current service cost	~~W~~	101,989	145,461
Net interest cost		4	3,191

	~~W~~	101,993	148,652

(*)	Includes amounts related to discontinued operations.

20.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	September 30, 2022		December 31, 2021
Number of authorized shares		670,000,000	670,000,000
Number of issued shares(*1)		218,833,144	218,833,144
Share capital:
Common shares(*2)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(36,702)	(57,314)
Hybrid securities(*3)		398,759	398,759
Share option(Note 21)		3,413	47,166
Others(*4)		(13,674,630)	(13,783,337)

	~~W~~	(11,538,160)	(11,623,726)

(*1)

As a result of stock split and spin-off for the year ended December 31, 2021, the number of shares that the Parent Company is allowed to issue under article of incorporation changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Parent Company’s share capital decreased by ~~W~~14,146 million as a result of spin-off for the year ended December 31, 2021. In addition, the Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation; as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without change in share capital.

(*3)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

20.	Share Capital and Capital Surplus and Others, Continued

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2022 and December 31, 2021 are as follows, Continued:

(*4)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2022 and 2021, and details of shares outstanding as of September 30, 2022 and 2021 are as follows:

(In shares)	September 30, 2022			September 30, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	801,091	218,032,053	72,060,143	899,500	71,160,643

(3)	Details of treasury shares as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	September 30, 2022		December 31, 2021
Number of shares(*)		801,091	1,250,992
Acquisition cost	~~W~~	36,702	57,314

(*)

The Parent Company distributed 449,901 treasury shares (acquisition cost: ~~W~~20,612 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W4~~,460 million and loss on disposal of treasury shares of ~~W~~1,065 million for the nine-month period ended September 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

21.	Share-based Payment

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

	Series
	1-2	1-3	2	3	4	5(*2)	6(*2)

Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares(*1) (in share)	67,320	67,320	4,124	8,907	5,266	376,313	87,794
Exercise price(*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2(*2)
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

21.	Share-based Payment, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Share appreciation rights of SK Telecom Co., Ltd.(*3)		Share appreciation rights of SK Square Co., Ltd.(*3)
Grant date	January 1, 2021	January 1, 2022	January 1, 2021
Grant method	Cash settlement
Number of shares (in shares)(*1)	183,246	338,525	118,456
Exercise price (in won)(*1)	50,276	56,860	50,276
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024	Jan. 1, 2024 ~ Mar. 25, 2025	Jan. 1, 2023 ~ Mar. 28, 2024
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*1)

Number of shares granted and exercise price are adjusted as a result of stock split and spin-off for the year ended December 31, 2021, and the remaining part of 1-1st share option and 3rd share option were fully and partially exercised for the nine-month period ended September 30, 2022.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021.
(*3)

The Parent Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the prior year and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the nine-month period ended September 30, 2022.

As a result of spin-off during the year ended December 31, 2021, there are no share options granted by subsidiaries of the Parent Company as of September 30, 2022.

(2)	Share compensation expense recognized for the nine-month period ended September 30, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2021	~~W~~	76,979
For the nine-month period ended September 30, 2022		77,576
In subsequent periods		3,967

	~~W~~	158,522

As of September 30, 2022, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement is ~~W~~1,374 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

21.	Share-based Payment, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date, and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Parent Company
	1-2	1-3	2	3	4	5	6	7-1	7-2
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%	2.80%	2.68%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800	57,300	57,300
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%	24.20%	24.20%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%	3.40%	3.40%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276	56,860	56,860
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142	11,772	10,435

2)	Cash-settled share-based payment arrangement

(In won)	Share appreciation rights of SK Telecom Co., Ltd.		Share appreciation rights of SK Square Co., Ltd.
	Granted in 2021	Granted in 2022
Risk-free interest rate	3.87%	4.17%	3.87%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	50,800	50,800	36,150
Expected volatility	23.60%	23.60%	23.60%
Expected dividends	6.40%	6.40%	—
Exercise price(*)	50,276	56,860	50,276
Per-share fair value of the option	4,669	3,614	1,081

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off during the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Parent Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with KIFRS 1102, and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to the spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date, and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to the spin-off company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

22.	Retained Earnings

Retained earnings as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated		8,438,235	6,418,583

	~~W~~	22,456,993	22,437,341

23.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Valuation gain on FVOCI	~~W~~	145,712	633,240
Other comprehensive income of investments in associates and joint ventures		316,970	53,770
Valuation gain on derivatives		23,947	33,918
Foreign currency translation differences for foreign operations		69,373	14,310

	~~W~~	556,002	735,238

(2)	Changes in reserves for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2021	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		660,356	322,602	13,976	53,093	1,050,027
Balance as of September 30, 2021	~~W~~	1,099,335	(69,731)	31,591	28,971	1,090,166
Balance as of January 1, 2022	~~W~~	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(487,528)	263,200	(9,971)	55,063	(179,236)

Balance as of September 30, 2022	~~W~~	145,712	316,970	23,947	69,373	556,002

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

24.	Other Operating Expenses

Details of other operating expenses for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021 (Restated)
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	8,276	23,855	7,713	24,247
Utilities		111,308	294,560	98,483	263,506
Taxes and dues		8,620	44,231	3,138	29,195
Repair		108,392	312,520	106,639	307,095
Research and development		84,631	251,373	80,449	246,597
Training		10,750	25,308	7,605	21,026
Bad debt for accounts receivable – trade		7,689	23,062	7,317	20,770
Travel		3,988	10,265	1,640	4,806
Supplies and others		25,301	77,307	22,251	68,340

	~~W~~	368,955	1,062,481	335,235	985,582

25.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021 (Restated)
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	2,905	11,682	9,334	15,911
Others		6,242	22,078	8,342	66,370

	~~W~~	9,147	33,760	17,676	82,281

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	2,423	6,279	10,655	16,881
Impairment loss on property and equipment and intangible assets		360	360	—	—
Donations		1,124	11,285	1,343	11,110
Bad debt for accounts receivable – other		824	2,267	918	1,316
Others		3,593	12,081	924	4,857

	~~W~~	8,324	32,272	13,840	34,164

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

26.	Finance Income and Costs

(1)	Details of finance income and costs for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021 (Restated)
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	14,467	35,739	8,602	25,818
Gain on sale of accounts receivable – other		—	1,043	7,528	21,794
Dividends		—	2,552	462	2,439
Gain on foreign currency transactions		7,668	15,613	1,916	3,670
Gain on foreign currency translations		(3,018)	9,921	8,141	13,324
Gain relating to financial instruments at FVTPL		17,953	28,606	2,695	44,103

	~~W~~	37,070	93,474	29,344	111,148

(In millions of won)	2022			2021 (Restated)
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Costs:
Interest expenses	~~W~~	75,625	225,426	71,035	208,244
Loss on sale of accounts receivable – trade		15,206	23,212	—	—
Loss on foreign currency transactions		5,161	11,916	1,246	4,354
Loss on foreign currency translations		(1,866)	9,463	7,647	12,578
Loss relating to financial instruments at FVTPL		(4,063)	14,471	16,601	110,578

	~~W~~	90,063	284,488	96,529	335,754

(2)	Details of interest income included in finance income for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021(*)
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and financial instruments	~~W~~	8,996	17,606	4,666	15,397
Interest income on loans and others		5,471	18,133	6,278	20,531

	~~W~~	14,467	35,739	10,944	35,928

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

26.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021(*)
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	~~W~~	6,148	16,088	19,458	57,383
Interest expenses on debentures		55,970	162,406	56,881	168,653
Others		13,507	46,932	14,322	38,424

	~~W~~	75,625	225,426	90,661	264,460

(*)	Includes amounts related to discontinued operations.

(4)	Details of impairment losses for financial assets for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021(*)
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	7,689	23,062	7,974	22,837
Other receivables		824	2,267	2,933	3,142

	~~W~~	8,513	25,329	10,907	25,979

(*)	Includes amounts related to discontinued operations.

27.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Earnings per Share

The Parent Company carried out stock split on October 28, 2021. Basic and diluted earnings per share for the nine-month period ended September 30, 2021 has been retroactively adjusted to reflect the effect of the stock split.

(1)	Basic earnings per share

1)	Basic earnings per share for the nine-month periods ended September 30, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2022			2021(Restated)
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Basic earnings per share attributable to owners of the Parent Company:
Profit from continuing operations attributable to owners of the Parent Company	~~W~~	234,628	699,743	256,915	1,024,844
Interest on hybrid bonds		(3,692)	(11,075)	(3,692)	(11,075)
Profit from continuing operation attributable to owners of the Parent Company on common shares		230,936	688,668	253,223	1,013,769
Profit of discontinued operations attributable to owners of the Parent Company on common shares		—	—	527,265	1,083,386
Weighted average number of common shares outstanding		218,032,053	217,981,832	355,803,215	355,810,945

Basic earnings per share (in won)
Continuing operations	~~W~~	1,059	3,159	712	2,849
Discontinued operations		—	—	1,482	3,045

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the nine-month periods ended September 30, 2022 and 2021 are calculated as follows:

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2022	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	449,901	399,680

Weighted average number of common shares outstanding as of September 30, 2022	218,032,053	218,032,053	217,981,832

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2021	403,728,555	403,728,555	403,728,555
Treasury shares as of January 1, 2021	(47,092,790)	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,440,000)	(1,440,000)	(1,357,580)
Disposal of treasury shares	607,450	607,450	532,760

Weighted average number of common shares outstanding as of September 30, 2021	355,803,215	355,803,215	355,810,945

(2)	Diluted earnings per share

1)	Diluted earnings per share for the nine-month periods ended September 30, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit from continuing operations attributable to owners of the Parent Company on common shares	~~W~~	230,936	688,668	253,223	1,013,769
Profit of discontinued operations attributable to owners of the Parent Company on common shares		—	—	527,265	1,083,386
Adjusted weighted average number of common shares outstanding		218,134,276	218,105,923	356,104,385	356,061,820

Diluted earnings per share (in won)
Continuing operations	~~W~~	1,059	3,157	711	2,847
Discontinued operations		—	—	1,481	3,043

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Earnings per Share, Continued

(2)	Diluted earnings per share, Continued

2)	The adjusted weighted average number of common shares outstanding for the nine-month periods ended September 30, 2022 and 2021 are calculated as follows:

(In shares)	2022		2021
	Three-month period ended September 30	Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1	217,582,152	217,582,152	356,635,765	356,635,765
Effect of treasury shares	449,901	399,680	(832,550)	(824,820)
Effect of share option	102,223	124,091	301,170	250,875

Adjusted weighted average number of common shares outstanding	218,134,276	218,105,923	356,104,385	356,061,820

29.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	842,884	—	—	348,568	—	1,191,452
Financial instruments		667,236	—	—	88,274	—	755,510
Long-term investment securities(*)		219,207	1,093,516	1,425	—	—	1,314,148
Accounts receivable – trade		—	—	—	2,094,841	—	2,094,841
Loans and other receivables		373,999	—	—	804,832	—	1,178,831
Derivative financial assets		40,942	—	—	—	531,977	572,919

	~~W~~	2,144,268	1,093,516	1,425	3,336,515	531,977	7,107,701

(*)	The Group designated ~~W~~1,093,516 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	505,578	—	—	367,153	—	872,731
Financial instruments		389,368	—	—	119,684	—	509,052
Short-term investment securities		5,010	—	—	—	—	5,010
Long-term investment securities(*)		203,473	1,510,428	1,177	—	—	1,715,078
Accounts receivable – trade		—	—	—	1,921,617	—	1,921,617
Loans and other receivables		459,959	—	—	735,958	—	1,195,917
Derivative financial assets		34,933	—	—	—	182,661	217,594

	~~W~~	1,598,321	1,510,428	1,177	3,144,412	182,661	6,436,999

(*)	The Group designated ~~W~~1,510,428 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	148,756	148,756
Derivative financial liabilities		321,025	—	321,025
Borrowings		—	725,480	725,480
Debentures		—	8,756,359	8,756,359
Lease liabilities(*)		—	1,567,166	1,567,166
Accounts payable - other and others		—	4,431,884	4,431,884

	~~W~~	321,025	15,629,645	15,950,670

(In millions of won)	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	190,559	—	190,559
Derivative financial liabilities		321,025	—	111	321,136
Borrowings		—	407,185	—	407,185
Debentures		—	8,426,683	—	8,426,683
Lease liabilities(*)		—	1,534,282	—	1,534,282
Accounts payable - other and others		—	5,524,692	—	5,524,692

	~~W~~	321,025	16,083,401	111	16,404,537

(*)

Lease liabilities are not applicable on category of financial liabilities but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable – trade and other receivables, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2022 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	60,590	~~W~~	86,935	1,523,879	~~W~~	2,186,463
EUR	5,493		7,739	12		17
Others	—		208	—		1,273

		~~W~~	94,882		~~W~~	2,187,753

In addition, the Group has entered into currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	4,556	(4,556)
EUR		772	(772)
Others		(107)	107

	~~W~~	5,221	(5,221)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2022, floating-rate borrowings and debentures amount to ~~W~~18,750 million and ~~W~~430,440 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, profit before income taxes for the nine-month period ended September 30, 2022 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of September 30, 2022, the floating-rate long-term payables – other are ~~W~~1,690,470 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2022, would change by ~~W~~12,679 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”). Meanwhile, in case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”), and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, and it is unclear when and how the transition to KOFR will take place, accordingly.

The Group plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet or change their LIBOR directly to alternative interest rates before the calculation is suspended. Moreover, the Group is closely monitoring market trends for CD interest rate-related financial products for which the calculation of interest rate indicators is not scheduled to be suspended.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, continued

(ii)	Interest rate risk, continued

The Group’s financial instruments exposed to the risk arising from interest rate benchmark reform as of September 30, 2022 are indexed to the USD LIBOR. The Group is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Group is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Group is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Group is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

In order to manage and monitor such risk factors, the Group evaluates the extent to which contracts refer to IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Parent Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group is discussing with the counterparty about including the fallback clauses as of September 30, 2022.

Derivatives

The Group’s most derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021, and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate, and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Group’s hedged items and hedging instruments as of September 30, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day, and the IBOR cash flows are exchanged with counterparties as usual.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	1,191,225	872,550
Financial instruments		755,510	509,052
Long-term investment securities		2,325	2,077
Accounts receivable – trade		2,094,841	1,921,617
Contract assets		129,622	118,278
Loans and other receivables		1,178,831	1,195,917
Derivative financial assets		572,919	217,594

	~~W~~	5,925,273	4,837,085

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	148,756	148,756	148,756	—	—
Borrowings(*)		725,480	755,375	56,416	698,959	—
Debentures(*)		8,756,359	9,881,659	2,669,291	4,831,381	2,380,987
Lease liabilities		1,567,166	1,699,052	379,431	1,040,294	279,327
Accounts payable – other and others(*)		4,431,884	4,574,632	3,225,608	1,255,967	93,057

	~~W~~	15,629,645	17,059,474	6,479,502	7,826,601	2,753,371

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of September 30, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	531,977	576,678	319,344	257,334	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2021.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Total liabilities	~~W~~	18,232,669	18,576,139
Total equity		12,297,106	12,335,138

Debt-equity ratios		148.27%	150.60%

(3)	Fair value

1) Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2022 are as follows:

(In millions of won)	September 30, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	2,144,268	42,593	1,884,119	217,556	2,144,268
Derivative hedging instruments		531,977	—	531,977	—	531,977
FVOCI		1,094,941	882,424	—	212,517	1,094,941

	~~W~~	3,771,186	925,017	2,416,096	430,073	3,771,186

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	321,025	—	—	321,025	321,025

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	725,480	—	691,046	—	691,046
Debentures		8,756,359	—	8,194,546	—	8,194,546
Long-term payables – other		1,631,405	—	1,596,468	—	1,596,468

	~~W~~	11,113,244	—	10,482,060	—	10,482,060

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

2) Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 are as follows:

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,598,321	55,455	1,359,915	182,951	1,598,321
Derivative hedging instruments		182,661	—	182,661	—	182,661
FVOCI		1,511,605	1,344,434	—	167,171	1,511,605

	~~W~~	3,292,587	1,399,889	1,542,576	350,122	3,292,587

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	321,025	—	—	321,025	321,025
Derivative hedging instruments		111	—	111	—	111

	~~W~~	321,136	—	111	321,025	321,136

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	407,185	—	392,237	—	392,237
Debentures		8,426,683	—	8,679,472	—	8,679,472
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	10,843,701	—	11,082,561	—	11,082,561

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of September 30, 2022 are as follows:

Interest rate
Derivative instruments	0.32% ~ 5.47%
Borrowings and debentures	4.96% ~ 5.08%
Long-term payables – other	3.83% ~ 5.04%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 2 and Level 1 for the nine-month period ended September 30, 2022. The changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2022 are as follows:

(In millions of won)
	Balance as of January 1, 2022		Profit or loss	OCI	Acquisition	Disposal	Transfer	Balance as of September 30, 2022
Financial assets
FVTPL	~~W~~	182,951	26,584	9,121	46,919	(48,019)	—	217,556
FVOCI		167,171	—	19,245	48,539	(21,538)	(900)	212,517

	~~W~~	350,122	26,584	28,366	95,458	(69,557)	(900)	430,073

Financial liabilities
FVTPL	~~W~~	(321,025)	—	—	—	—	—	(321,025)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	249,524	(237,943)	11,581
Financial liabilities:
Accounts payable – other and others	~~W~~	241,091	(237,943)	3,148

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	197,828	(189,424)	8,404
Financial liabilities:
Accounts payable – other and others	~~W~~	200,849	(189,424)	11,425

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of September 30, 2022, the Group belongs to SK Group, a conglomerate in accordance with the Monopoly Regulation and Fair Trade Act of the Republic of Korea. In this regard, all of the other entities included in SK Group other than aforementioned ones are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	569	2,918	990	5,422
Defined benefits plan expenses		208	613	210	2,234
Share option		508	1,089	40	112

	~~W~~	1,285	4,620	1,240	7,768

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
		For the period ended September 30, 2022
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	5,696	15,695	152,902	499,682	13,139	28,831

Associates	F&U Credit information Co., Ltd.		730	2,220	12,206	36,718	157	157
	HanaCard Co., Ltd.(*3)		—	8,932	—	1,820	—	22
	Daehan Kanggun BcN Co., Ltd.		2,501	7,407	—	—	—	—
	Others(*4)		—	12,505	1,446	3,764	—	—

			3,231	31,064	13,652	42,302	157	179

	SK Innovation Co., Ltd.		8,337	17,625	4,879	14,124	—	—
	SK Networks Co., Ltd.(*5)		966	3,650	235,978	631,010	—	—
	SK Networks Service Co., Ltd.		1,178	4,156	18,365	52,192	775	1,634
	SK Energy Co., Ltd.		1,031	3,045	149	607	—	—
	Content Wavve Corp.		1,713	2,148	23,192	67,923	175	175
	SK Shieldus Co., Ltd.		9,022	22,526	38,275	116,332	9,349	15,847
	Eleven Street Co., Ltd.		15,132	30,645	3,892	16,878	—	—
	SK Planet Co., Ltd.		4,656	12,194	23,782	68,848	4,525	7,718
	SK hynix Inc.		16,518	39,422	152	204	—	—
	Dreamus Company		2,654	4,701	20,439	64,208	550	550
	One Store Co., Ltd.		4,359	12,643	9	15	—	—
	T map Mobility Co., Ltd.		5,792	16,304	1,186	3,755	548	548
	UbiNS Co., Ltd.		23	69	11,208	33,161	7,622	18,247
	SK Geo Centric Co., Ltd.		218	635	1	1	—	—
	SK Ecoplant Co., Ltd.		960	2,460	—	69	—	—
	SK RENT A CAR Co., Ltd.		5,062	10,785	3,932	11,637	—	—
	SK Magic Co., Ltd.		570	1,916	264	787	—	—
	Happy Narae Co., Ltd.		487	1,194	3,125	15,067	15,799	55,874
	Others		8,305	21,421	6,772	17,577	5,239	8,089

			86,983	207,539	395,600	1,114,395	44,582	108,682

		~~W~~	95,910	254,298	562,154	1,656,379	57,878	137,692

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~218,019 million of dividends declared to be paid by the Parent Company.
(*3)	HanaCard Co., Ltd. was excluded from the related parties due to the disposal of shares for the nine-month period ended September 30, 2022, and the transactions above occurred before the disposal.
(*4)	Operating revenue and others include ~~W~~12,410 million of dividends received from Korea IT Fund which was deducted from the investment in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~589,882 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2022 and 2021 are as follows, Continued:

(In millions of won)
		For the period ended September 30, 2021
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	7,683	25,823	153,577	535,848	7,826	34,735

Associates	F&U Credit information Co., Ltd.		771	2,316	12,987	38,191	—	—
	SK hynix Inc.(*3)		34,735	264,716	19	192	—	—
	HanaCard Co., Ltd.		101	1,784	699	2,210	—	—
	SK Wyverns Corp.(*4)		—	202	—	8,203	—	—
	Content Wavve Co., Ltd.		59	143	18,245	51,914	—	—
	Others(*5)		12,005	41,151	1,974	6,352	—	—

			47,671	310,312	33,924	107,062	—	—

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		3,713	9,991	—	—	—	—
	SK Innovation Co., Ltd.		16,852	47,781	4,660	13,582	—	—
	SK Networks Co., Ltd.(*6)		3,916	11,187	224,409	725,921	—	24
	SK Networks Service Co., Ltd.		1,629	5,216	17,312	54,484	1,469	1,956
	SK Telesys Co., Ltd.		90	237	1,421	5,506	5,165	15,869
	SK TNS Co., Ltd.(*4)		—	75	—	6,868	—	57,903
	SK Energy Co., Ltd.		9,265	19,007	441	1,160	—	—
	SK hynix Semiconductor (China) Ltd.		14,049	40,420	—	—	—	—
	SK Battery Hungary Kft.		10,531	30,434	—	—	—	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		13,249	26,017	1	9	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		4,672	12,441	—	—	—	—
	Happy Narae Co., Ltd.		1,729	6,271	5,099	16,079	15,618	59,178
	SK hynix system ic (Wuxi) Co., Ltd.		9,537	20,206	—	—	—	—
	Others		52,328	98,854	16,243	92,792	12,620	40,338

			141,560	328,137	269,586	916,401	34,872	175,268

		~~W~~	196,914	664,272	457,087	1,559,311	42,698	210,003

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~170,937 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Transactions occurred before the related party relationship terminated.
(*5)	Operating revenue and others include ~~W~~10,716 million of dividends received from Korea IT Fund which was deducted from the investment in associates.
(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~684,978 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)		September 30, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,071	46,361
Associates	F&U Credit information Co., Ltd.		—	—	4,038
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,148	2,647	—
	SK USA, Inc.		—	—	2,870

			22,148	3,548	6,908

	SK hynix Inc.		—	13,015	105
	SK Planet Co., Ltd.		—	2,512	33,885
	Eleven Street Co., Ltd.		—	6,280	7,185
	SK Shieldus Co., Ltd.		—	3,464	32,757
	SK Innovation Co., Ltd.		—	3,284	31,979
	SK Networks Co., Ltd.		—	301	178,808
	SK RENT A CAR Co., Ltd.		—	1,715	20,564
	Incross Co., Ltd.		—	4,145	13,589
	Mintit Co., Ltd.		—	42,653	36
	Happy Narae Co., Ltd.		—	142	2,284
	Content Wavve Corp.		—	948	—
	UbiNS Co., Ltd.		—	—	6,142
	Others		—	8,030	28,894

			—	86,489	356,228

		~~W~~	22,148	91,108	409,497

(*1)	As of September 30, 2022, the Parent Company recognized loss allowance amounting to ~~W~~379 million on accounts receivable – trade.
(*2)	As of September 30, 2022, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2022 and December 31, 2021 are as follows, Continued:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,092	69,652
Associates	F&U Credit information Co., Ltd.		—	4	5,265
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	529	48,020
	Others		—	84	1,197

			22,147	7,097	54,482

Others	SK Innovation Co., Ltd.		—	3,022	38,022
	SK Networks Co., Ltd.		—	241	198,631
	Mintit Co., Ltd.		—	17,929	131
	SK hynix Inc.		—	11,526	166
	Happy Narae Co., Ltd.		—	6	49,349
	SK m&service Co., Ltd.		—	1,453	18,921
	SK Shieldus Co., Ltd.		—	2,649	24,593
	Content Wavve Corp.		—	183	9,873
	Incross Co., Ltd.		—	3,610	11,829
	Eleven Street Co., Ltd.		—	2,851	7,782
	SK Planet Co., Ltd.		—	668	31,652
	SK RENT A CAR Co., Ltd.		—	116	16,715
	UbiNS Co., Ltd.		—	24	14,932
	Others		—	8,307	29,106

			—	52,585	451,702

		~~W~~	22,147	61,774	575,836

(*1)	As of December 31, 2021, the Parent Company recognized loss allowance amounting to ~~W~~1,102 million on accounts receivable – trade.
(*2)	As of December 31, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the nine-month period ended September 30, 2022 are as presented in note 11.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

32.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,513 million as of September 30, 2022.

Meanwhile, PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~21,072 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term loans as of September 30, 2022.

(2)	Legal claims and litigations

As of September 30, 2022, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

Accounts receivable from sales of handsets amounting to ~~W~~401,940 million and ~~W~~493,277 million as of September 30, 2022 and December 31, 2021, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc. (“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust. For a part of the above transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust. The Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the above transaction until March 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2022		September 30, 2021
Interest income	~~W~~	(35,739)	(35,928)
Dividend income		(2,552)	(4,932)
Gain on foreign currency translations		(9,921)	(16,971)
Gain on sale of accounts receivable – other		(1,043)	(21,794)
Loss (gain) relating to investments in associates and joint ventures, net		75,909	(1,723,625)
Gain on disposal of property and equipment and intangible assets		(11,682)	(16,838)
Gain on business transfer		—	(82,248)
Gain relating to financial instruments at FVTPL		(28,606)	(70,470)
Other income		(5,191)	(4,847)
Interest expenses		225,426	264,460
Loss on foreign currency translations		9,463	13,623
Loss on sale of accounts receivable – other		23,212	—
Income tax expense		368,036	534,182
Expense related to defined benefit plan		101,993	148,652
Share compensation expense		77,176	4,156
Bonus paid by treasury shares		24,007	29,642
Depreciation and amortization		2,820,490	3,122,129
Bad debt expenses		23,062	22,837
Loss on disposal of property and equipment and intangible assets		360	—
Impairment loss on property and equipment and intangible assets		6,279	34,217
Other bad debt expenses		2,267	3,142
Loss relating to financial instruments at FVTPL		14,471	118,791
Other financial fees		—	132,815
Other expenses		17,324	4,669

	~~W~~	3,694,741	2,455,662

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2022		September 30, 2021
Accounts receivable – trade	~~W~~	(151,647)	(136,592)
Accounts receivable – other		4,468	(151,709)
Advanced payments		(12,897)	(42,781)
Prepaid expenses		11,505	75,868
Inventories		11,455	(27,262)
Long-term accounts receivable – other		76,925	27,494
Contract assets		(15,205)	(35,759)
Guarantee deposits		3,117	9,867
Accounts payable – trade		(43,448)	(33,410)
Accounts payable – other		(79,083)	(133,822)
Withholdings		108,661	13,338
Contract liabilities		15,489	13,009
Deposits received		225	(3,499)
Accrued expenses		77,167	(29,952)
Provisions		(338)	(19,013)
Long-term provisions		(9,311)	(225)
Plan assets		26,256	44,857
Retirement benefits paid		(57,528)	(84,244)
Others		(3,120)	1,214

	~~W~~	(37,309)	(512,621)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2022		September 30, 2021
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(654,993)	(202,324)
Increase of right-of-use assets		374,677	879,822
Contribution in kind for investments		—	11,070
Retirement of treasury shares		—	1,965,952

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

34.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of September 30, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Emissions rights allocated free of charge	814,842	1,033,764	1,033,764	2,882,370

(2)	Changes in emissions rights quantities the Parent Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in the nine-month period ended September 30, 2022	Total
Beginning	(60,977)	—	(19,854)	(80,831)
Allocation at no cost	814,842	1,033,764	1,033,764	2,882,370
Additional allocation	217,643	—	—	217,643
Other changes	—	(2,238)	(2,238)	(4,476)
Purchase	68,471	—	—	68,471
Surrender or shall be surrendered	(1,039,979)	(1,051,380)	(1,140,316)	(3,231,675)
Borrowed	—	19,854	—	19,854

Ending	—	—	(128,644)	(128,644)

(3)	As of September 30, 2022, the estimated annual greenhouse gas emissions quantities of the Parent Company are 1,140,316 tCO2-eQ.

35.	Non-current Assets Held for Sale

On February 25, 2021, the Parent Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal of the investment in the associate was completed in 2022 after the Financial Services Commission approved the transaction.

(In millions of won)
September 30, 2022
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	8,734

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

36.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and approval from shareholders’ meeting held on October 12, 2021, the Parent Company completed the spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies (“ICT”) and other business and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company)
Effective date of spin-off	November 1, 2021

(2)	The details of financial information due to the spin-off of its businesses of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

1)	Statements of Profit or Loss

The details of profit or loss of discontinued operations for the nine-month period ended September 30, 2021 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2021
Operating revenue	~~W~~	2,112,954
Operating expenses:		2,090,555
Labor		737,644
Commission		288,997
Depreciation and amortization		258,433
Network interconnection		755
Advertising		141,192
Rent		2,260
Cost of goods sold		383,015
Others		278,259

Operating profit		22,399

Finance income		45,454
Finance costs		202,067
Gain relating to investments in associates and joint ventures		1,286,886
Other non-operating income		85,557
Other non-operating expenses		23,062

Profit before income tax		1,215,167

Income tax benefit		170,960
Profit for the period	~~W~~	1,044,207

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

36.	Spin-off, Continued

(2)	The details of financial information due to the spin-off of its businesses of managing investments in semiconductor, New ICT and other business and making new investments are as follows, Continued:

2)	Statements of Cash Flows

The details of cash flows from discontinued operations for the nine-month period ended September 30, 2021 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2021
Cash flows from operating activities	~~W~~	124,860
Cash flows from investing activities		(935,243)
Cash flows from financing activities		520,402

(3)

Subsequent to the spin-off, the Parent Company lost control over the related businesses. The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of the spin-off date was recognized in capital surplus and others. The details of assets and liabilities derecognized from the consolidated financial statements due to the spin-off of its businesses of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

(In millions of won)
	December 31, 2021
Current assets	~~W~~	2,608,601
Non-current assets		19,269,615

Total assets	~~W~~	21,878,216
Current liabilities	~~W~~	2,161,458
Non-current liabilities		4,676,324

Total liabilities	~~W~~	6,837,782

Net assets	~~W~~	15,040,434

(4)

As of November 1, 2021, the Parent Company has split the business division for the purpose of new investments and management of shares in related investee companies belong to semiconductors and New ICT sector. The Parent Company has the obligation to jointly and severally reimburse the liabilities incurred by the company prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

37.	Subsequent Events

(1)	The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on October 27, 2022, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~180,967 million)
Dividend rate	1.59%
Record date	September 30, 2022
Date of distribution	Pursuant to Article 165 of Capital Market and Financial Investment Business Act 12-3, the Parent Company shall distribute dividends no later than November 16, 2022.

SK TELECOM CO., LTD.

Interim Separate Financial Statements

For the Nine-Month Period ended September 30, 2022

(With the Independent Auditor’s Review Report Thereon)

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim separate financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim separate financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the interim separate statement of financial position as of September 30, 2022 , and the related interim separate statements of profit or loss and interim separate statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2022, interim separate statement of changes in equity and interim separate statement of cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the interim separate financial statements

Management is responsible for the preparation and fair presentation of these interim separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of interim separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSAs”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

The interim separate statements of profit or loss and interim separate statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2021, interim separate statement of changes in equity and interim separate statement of cash flows for the nine-month period ended September 30, 2021, prepared in accordance with KIFRS 1034 and presented for comparative purposes, have been reviewed by KPMG Samjong Accounting Corp. whose review report dated November 12, 2021 expressed an unqualified review conclusion.

Moreover, the separate statement of financial position as of December 31, 2021, and the related separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KSAs (not presented herein), whose report dated March 10, 2022 expressed an unqualified opinion. The accompanying separate statement of financial position as of December 31, 2021 presented for comparative purposes is not different, in all material respects, from the above audited separate statement of financial position.

November 11, 2022

This report is effective as of November 11, 2022, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim separate financial statements and may result in modification to this review report.

SK TELECOM CO., LTD.

INTERIM SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021 AND

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

The accompanying interim separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(In millions of won)	Note	September 30, 2022 (Unaudited)		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	224,555	158,823
Short-term financial instruments	27,28		539,901	379,000
Accounts receivable – trade, net	4,27,28,29		1,556,149	1,514,260
Short-term loans, net	4,27,28		67,887	62,724
Accounts receivable – other, net	4,27,28,29,30		523,024	520,956
Contract assets	6,28		11,646	10,078
Prepaid expenses	5		1,927,723	1,913,419
Guarantee deposits	4,27,28,29		60,291	51,739
Derivative financial assets	27,28		215,443	25,428
Inventories, net			18,646	8,962
Non-current assets held for sale	33		20,000	20,000
Advanced payments and others	4,27,28		23,814	16,104

			5,189,079	4,681,493

Non-Current Assets:
Long-term financial instruments	27,28		107,954	354
Long-term investment securities	7,27,28		1,042,988	1,476,361
Investments in subsidiaries, associates and joint ventures	8,33		4,634,387	4,841,139
Property and equipment, net	9,11,29		8,978,508	9,318,408
Investment property, net	10		54,765	45,100
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		2,745,288	3,203,330
Long-term loans, net	4,27,28,29		266	201
Long-term accounts receivable – other	4,27,28,30		223,450	287,179
Long-term contract assets	6,28		20,882	19,399
Long-term prepaid expenses	5		930,327	951,441
Guarantee deposits	4,27,28,29		98,041	106,091
Long-term derivative financial assets	27,28		256,876	152,084
Defined benefit assets	16		11,825	—
Other non-current assets			249	249

			20,412,042	21,707,572

Total Assets		~~W~~	25,601,121	26,389,065

(Continued)

1

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position, Continued

As of September 30, 2022 and December 31, 2021

(In millions of won)	Note	September 30, 2022 (Unaudited)		December 31, 2021
Liabilities and Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,301,901	2,072,195
Contract liabilities	6		70,892	72,624
Withholdings	27,28		700,863	608,069
Accrued expenses	27,28		810,081	764,863
Income tax payable	25		65,618	158,837
Provisions	15,32		67,347	54,137
Current portion of long-term debt, net	13,27,28		1,676,231	976,195
Lease liabilities	27,28,29		335,030	316,169
Current portion of long-term payables – other	14,27,28		397,206	398,823
Other current liabilities	27,28		12,956	4,565

			5,438,125	5,426,477

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,512,757	5,835,400
Long-term borrowings, excluding current portion, net	13,27,28		650,000	300,000
Long-term payables – other	14,27,28		1,234,199	1,611,010
Long-term contract liabilities	6		13,848	9,149
Long-term derivative financial liabilities	27,28		321,025	321,025
Long-term lease liabilities	27,28,29		1,029,190	1,045,926
Long-term provisions	15		29,850	42,432
Deferred tax liabilities	25		811,576	883,311
Defined benefit liabilities	16		—	6,902
Other non-current liabilities	27,28		44,781	44,577

			9,647,226	10,099,732

Total Liabilities			15,085,351	15,526,209

Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,503,494)	(4,576,271)
Retained earnings	19		14,839,615	14,770,618
Reserves	20		149,156	638,016

Total Shareholder’s Equity			10,515,770	10,862,856

Total Liabilities and Shareholder’s Equity		~~W~~	25,601,121	26,389,065

The accompanying notes are an integral part of the interim separate financial statements.

2

SK TELECOM CO., LTD.

Interim Separate Statements of Profit or Loss

For the three-month and nine-month periods ended September 30, 2022 and 2021

(In millions of won, except for earnings per share)		2022 (Unaudited)			2021 (Unaudited)
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	21,29
Revenue		~~W~~	3,122,638	9,318,263	3,027,403	9,029,726

Operating expenses:	29
Labor			214,680	744,241	209,322	665,473
Commission	5		1,193,380	3,525,752	1,210,858	3,586,076
Depreciation and amortization			672,910	2,021,953	698,379	2,079,685
Network interconnection			134,187	418,653	137,265	415,857
Leased lines			48,622	141,579	50,754	160,474
Advertising			30,611	82,434	24,170	58,413
Rent			30,945	86,881	28,458	85,000
Cost of goods sold			137,582	396,350	107,386	323,409
Others	22		271,029	773,904	241,259	700,125

			2,733,946	8,191,747	2,707,851	8,074,512

Operating profit			388,692	1,126,516	319,552	955,214

Finance income	24		28,720	97,118	20,725	280,443
Finance costs	24		(85,446)	(225,012)	(69,348)	(277,813)
Other non-operating income	23		6,824	26,126	11,423	42,682
Other non-operating expenses	23		(3,026)	(22,921)	(10,057)	(26,065)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	8		96,913	97,863	(42,407)	56,931

Profit before income tax			432,677	1,099,690	229,888	1,031,392

Income tax expense	25		127,534	318,067	71,495	222,975

Profit for the period		~~W~~	305,143	781,623	158,393	808,417

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,383	3,535	435	2,241
Diluted earnings per share (in won)			1,382	3,533	434	2,239

The accompanying notes are an integral part of the interim separate financial statements.

3

SK TELECOM CO., LTD.

Interim Separate Statements of Comprehensive Income (Loss)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(In millions of won)		2022 (Unaudited)			2021 (Unaudited)
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	305,143	781,623	158,393	808,417

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	16		4,431	23,639	3,871	(7,860)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		(119,388)	(488,209)	(378,088)	321,438
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		1,127	(2,746)	4,558	14,118

Other comprehensive income (loss) for the period, net of taxes			(113,830)	(467,316)	(369,659)	327,696

Total comprehensive income (loss)		~~W~~	191,313	314,307	(211,266)	1,136,113

The accompanying notes are an integral part of the interim separate financial statements.

4

SK TELECOM CO., LTD.

Interim Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)				Capital surplus and others						Retained earnings	Reserves	Total equity
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total
Balance as of January 1, 2021		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	808,417	—	808,417
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	(7,860)	335,556	327,696

			—	—	—	—	—	—	—	800,557	335,556	1,136,113

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(641,944)	—	(641,944)
Interim dividends			—	—	—	—	—	—	—	(177,902)	—	(177,902)
Share option	18		—	—	—	—	407	—	407	—	—	407
Interest on hybrid bonds			—	—	—	—	—	—	—	(11,075)	—	(11,075)
Acquisition of treasury shares	17		—	—	(72,982)	—	—	—	(72,982)	—	—	(72,982)
Disposal of treasury shares	17		—	—	27,096	—	—	2,707	29,803	—	—	29,803
Retirement of treasury shares	17		—	—	1,965,952	—	—	—	1,965,952	(1,965,952)	—	—

			—	—	1,920,066	—	407	2,707	1,923,180	(2,796,873)	—	(873,693)

Balance as of September 30, 2021 (Unaudited)		~~W~~	44,639	2,915,887	(203,595)	398,759	1,888	(900,625)	2,212,314	14,688,324	667,001	17,612,278

Balance as of January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income (loss):
Profit for the period			—	—	—	—	—	—	—	781,623	—	781,623
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	21,544	(488,860)	(467,316)

			—	—	—	—	—	—	—	803,167	(488,860)	314,307

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(361,186)	—	(361,186)
Interim dividends			—	—	—	—	—	—	—	(361,909)	—	(361,909)
Share option	18		—	—	—	—	48,481	28,395	76,876	—	—	76,876
Interest on hybrid bonds			—	—	—	—	—	—	—	(11,075)	—	(11,075)
Transactions of treasury shares	17,18		—	—	20,612	—	(92,234)	67,523	(4,099)	—	—	(4,099)

			—	—	20,612	—	(43,753)	95,918	72,777	(734,170)	—	(661,393)

Balance as of September 30, 2022 (Unaudited)		~~W~~	30,493	1,771,000	(36,702)	398,759	3,413	(6,639,964)	(4,503,494)	14,839,615	149,156	10,515,770

The accompanying notes are an integral part of the interim separate financial statements.

5

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	781,623	808,417
Adjustments for income and expenses	31		2,632,344	2,426,844
Changes in assets and liabilities related to operating activities	31		(111,573)	(291,231)

			3,302,394	2,944,030
Interest received			18,086	17,005
Dividends received			49,637	195,618
Interest paid			(162,505)	(154,051)
Income tax paid			(351,958)	(248,832)

Net cash provided by operating activities			2,855,654	2,753,770

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	167,000
Decrease in long-term financial instruments			222,432	—
Collection of short-term loans			88,389	108,021
Proceeds from disposals of long-term investment securities			54,386	15,501
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			382,114	130,626
Proceeds from disposals of property and equipment			2,147	43,853
Proceeds from disposals of intangible assets			3,680	668

			753,148	465,669
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(160,901)	—
Increase in long-term financial instruments			(330,032)	—
Increase in short-term loans			(93,673)	(79,115)
Acquisitions of long-term investment securities			(264,072)	(24,912)
Acquisitions of investments in subsidiaries, associates and joint ventures			(68,571)	(411,885)
Acquisitions of property and equipment			(1,646,867)	(1,403,264)
Acquisitions of intangible assets			(19,096)	(67,573)

			(2,583,212)	(1,986,749)

Net cash used in investing activities		~~W~~	(1,830,064)	(1,521,080)

(Continued)

6

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings		~~W~~	350,000	300,000
Proceeds from issuance of debentures			741,970	308,757
Cash inflows from settlement of derivatives			768	10

			1,092,738	608,767
Cash outflows for financing activities:
Repayments of long-term borrowings			(7,096)	(6,417)
Repayments of long-term payables – other			(400,245)	(425,349)
Repayments of debentures			(660,000)	(360,000)
Payments of dividends			(723,062)	(819,846)
Payments of interest on hybrid bonds			(11,075)	(11,075)
Repayments of lease liabilities			(251,120)	(248,175)
Acquisition of treasury shares			—	(72,982)

			(2,052,598)	(1,943,844)

Net cash used in financing activities			(959,860)	(1,335,077)

Net increase (decrease) in cash and cash equivalents			65,730	(102,387)
Cash and cash equivalents at beginning of the period			158,823	329,208
Effects of exchange rate changes on cash and cash equivalents			2	24

Cash and cash equivalents at end of the period		~~W~~	224,555	226,845

The accompanying notes are an integral part of the interim separate financial statements.

7

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2022, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	17,323,760	7.91
Institutional investors and other shareholders	131,193,409	59.95
Kakao Corp.	3,846,487	1.76
Treasury shares	801,091	0.37

	218,833,144	100.00

On November 1, 2021, the date of spin-off, the Company completed the spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies (“ICT”) and other businesses and making new investments.

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed separate financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2021. These interim separate financial statements do not include all of the disclosures required for full annual financial statements. The accompanying interim separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

These interim financial statements are interim separate financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

8

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2021.

2)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 28.

9

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these interim separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021, except for the adoption of new and revised KIFRS applied from January 1, 2022, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2022, initially, but these amended standards are not expected to have a significant impact on the Company’s interim separate financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to KIFRS 1037).

•	Reference to Conceptual Framework (Amendments to KIFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to KIFRS 1016).

•	Annual Improvements to KIFRS 2018-2020.

10

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,653,041	(96,892)	1,556,149
Short-term loans		68,577	(690)	67,887
Accounts receivable – other(*)		557,618	(34,594)	523,024
Guarantee deposits		60,291	—	60,291
Accrued income		1,589	—	1,589

		2,341,116	(132,176)	2,208,940
Non-current assets:
Long-term loans		41,304	(41,038)	266
Long-term accounts receivable – other(*)		223,450	—	223,450
Guarantee deposits		98,041	—	98,041

		362,795	(41,038)	321,757

	~~W~~	2,703,911	(173,214)	2,530,697

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2022 include ~~W~~373,999 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,607,022	(92,762)	1,514,260
Short-term loans		63,358	(634)	62,724
Accounts receivable – other(*)		556,141	(35,185)	520,956
Guarantee deposits		51,739	—	51,739
Accrued income		331	—	331

		2,278,591	(128,581)	2,150,010
Non-current assets:
Long-term loans		41,238	(41,037)	201
Long-term accounts receivable – other(*)		287,179	—	287,179
Guarantee deposits		106,091	—	106,091

		434,508	(41,037)	393,471

	~~W~~	2,713,099	(169,618)	2,543,481

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2022
Accounts receivable – trade	~~W~~	92,762	14,387	(17,349)	7,092	96,892
Accounts receivable – other, etc.		76,856	1,543	(3,278)	1,201	76,322

	~~W~~	169,618	15,930	(20,627)	8,293	173,214

(In millions of won)
	January 1, 2021		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2021
Accounts receivable – trade	~~W~~	102,308	6,994	(16,998)	7,692	99,996
Accounts receivable – other, etc.		76,170	1,680	(2,750)	1,325	76,425

	~~W~~	178,478	8,674	(19,748)	9,017	176,421

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to the impairment requirements, no significant expected credit loss has been identified.

12

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,888,517	1,878,149
Others		39,206	35,270

	~~W~~	1,927,723	1,913,419

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	909,229	931,655
Others		21,098	19,786

	~~W~~	930,327	951,441

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization recognized	~~W~~	608,550	1,813,286	665,834	1,962,333

13

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	~~W~~	32,528	29,477
Contract liabilities:
Wireless service contracts		19,054	18,397
Customer loyalty programs		8,123	12,699
Others		57,563	50,677

	~~W~~	84,740	81,773

(2)

The amount of revenue recognized for the nine-month periods ended September 30, 2022 and 2021 related to the contract liabilities carried forward from the previous year are ~~W~~46,120 million and ~~W~~54,282 million, respectively.

14

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

7.	Investment Securities

(1)	There were no short-term investment securities as of September 30, 2022 and December 31, 2021.

(2)	Details of long-term investment securities as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Category	September 30, 2022		December 31, 2021
Equity instruments	FVOCI(*)	~~W~~	943,786	1,383,223
Debt instruments	FVTPL		99,202	93,138

		~~W~~	1,042,988	1,476,361

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of September 30, 2022 and December 31, 2021 are ~~W~~943,786 million and ~~W~~1,383,223 million, respectively.

15

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Investments in subsidiaries	~~W~~	3,200,632	3,148,741
Investments in associates and joint ventures		1,433,755	1,692,398

	~~W~~	4,634,387	4,841,139

(2)	Details of investments in subsidiaries as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	September 30, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	74.3		2,195,452	2,195,452
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*1)	—	100.0		159,400	155,656
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Broadband Nowon Co., Ltd.	1,140,000	100.0		19,975	19,975
Quantum Innovation Fund I(*2)	—	59.9		11,626	11,935
SAPEON Korea Inc.(*3)	—	—		—	—
SAPEON Inc.(*4)	4,000	62.5		48,456	—
SK O&S Co., Ltd. and others	—	—		41,619	41,619

			~~W~~	3,200,632	3,148,741

(*1)	The Company additionally acquired shares for the nine-month period ended September 30, 2022, but there is no change in the ownership interest.
(*2)

The Company additionally contributed ~~W~~240 million in cash for the nine-month period ended September 30, 2022, and ~~W~~549 million of investment was returned to the Company after the additional contribution, but there is no change in the ownership interest.

(*3)

The Company newly established SAPEON Korea Inc., and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. at ~~W~~40,000 million from which it recognized ~~W~~22,062 million of gain relating to investments in subsidiaries for the nine-month period ended September 30, 2022.

(*4)

The Company newly established SAPEON Inc., and the ownership interest of the Company has changed from 100% to 62.5% due to unequal paid-in capital increase for the nine-month period ended September 30, 2022.

16

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	September 30, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
HanaCard Co., Ltd.(*2)	—	—		—	253,739
SK Technology Innovation Company	14,700	49.0		45,864	45,864
S.M. Culture & Contents Co., Ltd.	22,033,898	23.1		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*3)	1,734,109	15.0		36,487	36,487
Digital Games International Pte. Ltd.(*3,4)	4,900,000	16.3		2,224	4,539
Invites Healthcare Co., Ltd.	489,999	31.1		35,000	35,000
CMES Inc.(*3,5)	42,520	7.7		900	—
12CM JAPAN and others(*3,6)	—	—		75,550	75,864

				1,427,755	1,683,223

Investments in joint ventures:
Finnq Co., Ltd.(*7)	—	—		—	7,175
UTC Kakao-SK Telecom ESG Fund(*8)	—	48.2		6,000	2,000

				6,000	9,175

			~~W~~	1,433,755	1,692,398

17

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2022 and December 31, 2021 are as follows, Continued:

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

The Company disposed the entire shares of HanaCard Co., Ltd. to Hana Financial Group Inc. at ~~W~~330,032 million in cash from which it recognized ~~W~~76,293 million of gain relating to investments in associates for the nine-month period ended September 30, 2022.

(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*4)	The Company disposed the shares of Digital Games International Pte. Ltd. (~~W~~2,315 million) for the nine-month period ended September 30, 2022.
(*5)

As the Company obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the nine-month period ended September 30, 2022.

(*6)

The Company additionally contributed ~~W~~2,000 million in cash to Smart SKT-Infinitum Game Fund for the nine-month period ended September 30, 2022. The Company disposed the shares of Start-up Win-Win Fund (~~W~~4,850 million) for ~~W~~5,800 million in cash from which it recognized ~~W~~950 million of gain relating to investments in associates for the nine-month period ended September 30, 2022. In addition, the Company newly contributed ~~W~~2,000 million in cash to KB ESG Fund of the three telecommunications companies for the nine-month period ended September 30, 2022.

(*7)

The Company disposed the entire shares of Finnq Co., Ltd. to Hana Financial Group Inc. for ~~W~~5,733 in cash from which it recognized ~~W~~1,441 million of loss relating to investments in joint ventures for the nine-month period ended September 30, 2022.

(*8)

The Company additionally contributed ~~W~~4,000 million in cash for the nine-month period ended September 30, 2022, but there is no change in the ownership interest. These investments were classified as investments in joint ventures, considering that the Company has a joint control pursuant to the agreement with the other shareholders.

(4)	The market value of investments in listed associates as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	September 30, 2022				December 31, 2021
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
S.M.Culture & Contents Co., Ltd.	~~W~~	3,100	22,033,898	68,305	4,485	22,033,898	98,822

18

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

9.	Property and Equipment

Changes	in property and equipment for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	621,614	—	(89)	18,791	—	640,316
Buildings		564,976	287	(112)	32,644	(31,019)	566,776
Structures		290,813	150	(20)	9,194	(28,605)	271,532
Machinery		5,331,485	33,858	(35,860)	1,066,611	(1,191,728)	5,204,366
Right-of-use assets		1,370,897	291,538	(28,753)	(18,332)	(263,321)	1,352,029
Other		439,982	474,447	(513)	(485,257)	(60,306)	368,353
Construction in progress		698,641	567,644	(1,709)	(689,440)	—	575,136

	~~W~~	9,318,408	1,367,924	(67,056)	(65,789)	(1,574,979)	8,978,508

(In millions of won)
	For the nine -month period ended September 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	638,371	192	(20,570)	25,367	—	643,360
Buildings		587,958	1,676	(8,973)	40,601	(31,691)	589,571
Structures		316,895	270	(6,115)	13,064	(28,465)	295,649
Machinery		5,354,992	61,748	(4,152)	991,450	(1,185,678)	5,218,360
Right-of-use assets		1,323,111	367,499	(43,855)	—	(273,100)	1,373,655
Other		405,140	475,203	(647)	(421,247)	(60,452)	397,997
Construction in progress		531,081	573,868	—	(662,828)	—	442,121

	~~W~~	9,157,548	1,480,456	(84,312)	(13,593)	(1,579,386)	8,960,713

19

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

10.	Investment Property

(1)	Changes in investment property for the nine-month period ended September 30, 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	17,084	(410)	—	16,674
Buildings		21,768	(653)	(1,474)	19,641
Right-of-use assets		6,248	17,851	(5,649)	18,450

	~~W~~	45,100	16,788	(7,123)	54,765

(2)	The Company recognized lease income of ~~W~~16,841 million for the nine-month period ended September 30, 2022 from investment property.

11.	Leases

(1)	Details of the right-of-use assets as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Land, buildings and structures	~~W~~	1,137,807	1,139,024
Others		214,222	231,873

	~~W~~	1,352,029	1,370,897

(2)	Details of amounts recognized in the interim separate statements of profit or loss for the nine-month periods ended September 30, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2022		September 30, 2021
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	209,083	218,196
Others		54,238	54,904

	~~W~~	263,321	273,100

Interest expense on lease liabilities	~~W~~	17,917	13,723

Expenses related to short-term leases and leases of low-value assets the Company recognized are immaterial.

(3)	The total cash outflows due to lease payments for the nine-month periods ended September 30, 2022 and 2021 amounted to ~~W~~269,169 million and ~~W~~261,954 million, respectively.

20

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

12.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(357,585)	2,202,104
Land usage rights		2,449	—	—	—	(1,053)	1,396
Industrial rights		10,934	9,022	(683)	(111)	(3,251)	15,911
Facility usage rights		14,355	907	(1)	130	(2,080)	13,311
Club memberships(*1)		51,356	832	(572)	—	—	51,616
Other(*2)		564,547	8,335	(382)	65,417	(176,967)	460,950

	~~W~~	3,203,330	19,096	(1,638)	65,436	(540,936)	2,745,288

(In millions of won)
	For the nine-month period ended September 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,932,765	219,577	—	—	(386,809)	1,765,533
Land usage rights		4,103	110	(33)	—	(1,333)	2,847
Industrial rights		9,659	2,846	—	—	(1,967)	10,538
Facility usage rights		15,061	869	(7)	102	(2,012)	14,013
Club memberships(*1)		50,698	73	(120)	—	—	50,651
Other(*2)		652,797	6,876	(62)	39,260	(215,153)	483,718

	~~W~~	2,665,083	230,351	(222)	39,362	(607,274)	2,327,300

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of September 30, 2022 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	164,683	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		440,763	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		516,025	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		331,256	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		742,704	5G service	Apr. 2019	Nov. 2028
28 GHz license		6,673	5G service	Jan. 2021	Nov. 2023

	~~W~~	2,202,104

21

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

13.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the nine-month period ended September 30, 2022 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	6,728
Non-current					300,000

As of January 1, 2022					306,728

New long-term borrowings:	DBS Bank Ltd.	2.68	Mar. 10, 2025		200,000
	Credit Agricole CIB	3.30	Apr. 29, 2024		50,000
	Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		100,000

					350,000

Repayments of long-term borrowings:	Export Kreditnamnden	1.70	Apr. 29, 2022		(7,096)
Other changes(*)					368
Non-current					650,000

As of September 30, 2022				~~W~~	650,000

(*)

Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount on long-term borrowings for the nine-month period ended September 30, 2022.

22

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

13.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the nine-month period ended September 30, 2022 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	970,000	969,467
Non-current					5,852,600	5,835,400

As of January 1, 2022					6,822,600	6,804,867

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.80	Apr. 12, 2025		240,000	238,999
		3.84	Apr. 12, 2027		70,000	69,694
		3.78	Apr. 12, 2042		40,000	39,810
		4.00	Aug. 8, 2025		300,000	298,835
		4.00	Aug. 10, 2027		95,000	94,632

					745,000	741,970

Debentures repaid:
Unsecured corporate bonds	Operating and refinancing fund	2.40	Feb. 26, 2022		(100,000)	(100,000)
	Operating fund	2.03	Mar. 6, 2022		(180,000)	(180,000)
	Refinancing fund	2.17	Apr. 25, 2022		(120,000)	(120,000)
	Operating and refinancing fund	1.40	Jul. 29, 2022		(120,000)	(120,000)
		3.30	Aug. 28, 2022		(140,000)	(140,000)

					(660,000)	(660,000)

Other changes(*1)					299,160	302,151
Current(*2)					1,677,400	1,676,231
Non-current(*2)					5,529,360	5,512,757

As of September 30, 2022				~~W~~	7,206,760	7,188,988

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the nine-month period ended September 30, 2022.
(*2)	~~W~~1,366,764 million were reclassified from non-current to current for the nine-month period ended September 30, 2022.

23

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

14.	Long-Term Payables – Other

(1)	As of September 30, 2022 and December 31, 2021, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	September 30, 2022		December 31, 2021
Long-term payables – other	~~W~~	1,690,470	2,090,715
Present value discount on long-term payables – other		(59,065)	(80,882)
Current installments of long-term payables – other		(397,206)	(398,823)

Carrying amount at period end	~~W~~	1,234,199	1,611,010

(2)

The principal amount of long-term payables – other repaid for the nine-month periods ended September 30, 2022 and 2021 are ~~W~~400,245 million and ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1 ~ 3 years		738,300
3 ~ 5 years		460,538
More than 5 years		91,387

	~~W~~	1,690,470

15.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2022						As of September 30, 2022
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	94,684	4,383	(3,641)	(503)	94,923	65,073	29,850
Emission allowance		1,885	1,934	—	(1,545)	2,274	2,274	—

	~~W~~	96,569	6,317	(3,641)	(2,048)	97,197	67,347	29,850

(In millions of won)	For the nine-month period ended September 30, 2021						As of September 30, 2021
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	91,966	6,790	(4,093)	—	94,663	55,356	39,307
Emission allowance		7,424	897	(1,091)	(5,346)	1,884	1,884	—

	~~W~~	99,390	7,687	(5,184)	(5,346)	96,547	57,240	39,307

24

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

16.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	476,669	483,001
Fair value of plan assets		(488,494)	(476,099)

	~~W~~	(11,825)	6,902

(2)	Changes in present value of defined benefit obligations for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2022		September 30, 2021
Beginning balance	~~W~~	483,001	464,846
Current service cost		38,511	42,564
Interest cost		10,962	8,388
Remeasurement
- Demographic assumption		(5,672)	—
- Financial assumption		(31,830)	—
- Adjustment based on experience		(2,984)	9,715
Benefit paid		(16,393)	(25,226)
Others		1,074	2,642

Ending balance	~~W~~	476,669	502,929

(3)	Changes in fair value of plan assets for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2022		September 30, 2021
Beginning balance	~~W~~	476,099	457,425
Interest income		11,044	8,089
Remeasurement		(8,063)	(235)
Contribution		35,000	26,500
Benefit paid		(25,638)	(30,837)
Others		52	1,482

Ending balance	~~W~~	488,494	462,424

25

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

16.	Defined Benefit Liabilities (Assets), Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2022		September 30, 2021
Current service cost	~~W~~	38,511	42,564
Net interest cost		(82)	299

	~~W~~	38,429	42,863

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	September 30, 2022		December 31, 2021
Number of authorized shares		670,000,000	670,000,000
Number of issued shares(*1)		218,833,144	218,833,144
Share capital:
Common share(*2)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(36,702)	(57,314)
Hybrid bonds(*3)		398,759	398,759
Share option(Note 18)		3,413	47,166
Others		(6,639,964)	(6,735,882)

	~~W~~	(4,503,494)	(4,576,271)

(*1)

As a result of stock split and the spin-off for the year ended December 31, 2021, the number of shares that the Company is allowed to issue under its article of incorporation has changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Company’s share capital decreased by ~~W~~14,146 million as a result of the spin-off for the year ended December 31, 2021. In addition, the Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(*3)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

26

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

17.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2022 and 2021, and details of shares outstanding as of September 30, 2022 and 2021 are as follows:

(In shares)
	September 30, 2022			September 30, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	801,091	218,032,053	72,060,143	899,500	71,160,643

(3)	Treasury shares as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	September 30, 2022		December 31, 2021
Number of shares(*)		801,091	1,250,992
Acquisition cost	~~W~~	36,702	57,314

(*)

The Company distributed 449,901 treasury shares (acquisition cost: ~~W~~20,612 million) as bonus payment to the employee, resulting in gain and loss on disposal of treasury shares of ~~W~~4,460 million and ~~W~~1,065 million, respectively, for the nine-month period ended September 30, 2022.

27

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

18.	Share-based Payment

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

Series
	1-2	1-3	2	3	4	5(*2)	6(*2)
Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares(*1) (in share)	67,320	67,320	4,124	8,907	5,266	376,313	87,794
Exercise price(*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020	Mar. 25, 2021	Feb. 21, 2020	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023	Mar. 26, 2023
	~	~	~	~	~	~	~
	Mar. 24, 2023	Mar. 24, 2024	Feb. 20, 2023	Feb. 22, 2024	Mar. 26, 2024	Mar. 26, 2027	Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2(*2)
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025	Mar. 26, 2024
	~	~
	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date

28

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

18.	Share-based Payment, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)	Share appreciation rights of SK Telecom Co., Ltd.(*3)
Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares(*1) (in share)	183,246	118,456	338,525
Exercise price(*1) (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(*1)

Number of shares granted and exercise price are adjusted as a result of stock split and the spin-off for the year ended December 31, 2021, and the remaining part of 1-1st share option and 3rd share option were fully and partially exercised for the nine-month period ended September 30, 2022, respectively.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021.
(*3)

The Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the prior year and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the nine-month period ended September 30, 2022.

(2)	Share compensation expense recognized for the nine-month period ended September 30, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2021	~~W~~	76,979
For the nine-month period ended September 30, 2022		77,576
In subsequent periods		3,967

	~~W~~	158,522

As of September 30, 2022, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement is ~~W~~1,374 million.

29

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

18.	Share-based Payment, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date, and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142

(In won)	Series
	7-1	7-2
Risk-free interest rate	2.80%	2.68%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	57,300	57,300
Expected volatility	24.20%	24.20%
Expected dividends	3.40%	3.40%
Exercise price	56,860	56,860
Per-share fair value of the option	11,772	10,435

2)	Cash-settled share-based payment arrangement

(In won)	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.87%	3.87%	4.17%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	50,800	36,150	50,800
Expected volatility	23.60%	23.60%	23.60%
Expected dividends	6.40%	0.00%	6.40%
Exercise price(*)	50,276	50,276	56,860
Per-share fair value of the option	4,669	1,081	3,614

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with KIFRS 1102, and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to the spin-off company on November 1, 2021. Vesting conditions are six months from the grant date and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to the spin-off company.

30

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

19.	Retained Earnings

Retained	earnings as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated		820,857	(1,248,140)

	~~W~~	14,839,615	14,770,618

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Valuation gain on FVOCI	~~W~~	126,896	613,010
Valuation gain on derivatives		22,260	25,006

	~~W~~	149,156	638,016

(2)	Changes in reserves for the nine-month periods ended September 30, 2022 and 2021 as follows:

(In millions of won)
	Valuation gain(loss) on financial assets at FVOCI		Valuation gain(loss) on derivatives	Total
Balance at January 1, 2021	~~W~~	323,246	8,199	331,445
Changes, net of taxes		321,438	14,118	335,556

Balance at September 30, 2021		644,684	22,317	667,001

Balance at January 1, 2022		613,010	25,006	638,016
Changes, net of taxes		(486,114)	(2,746)	(488,860)

Balance at September 30, 2022	~~W~~	126,896	22,260	149,156

31

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Products transferred at a point in time:
Product sales	~~W~~	27,956	78,779	10,782	42,577
Services transferred over time:
Wireless service revenue(*1)		2,625,549	7,828,582	2,574,999	7,667,436
Cellular interconnection revenue		125,061	386,766	125,683	379,398
Other(*2)		344,072	1,024,136	315,939	940,315

		3,094,682	9,239,484	3,016,621	8,987,149

	~~W~~	3,122,638	9,318,263	3,027,403	9,029,726

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed; thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

32

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

22.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	6,766	20,429	6,939	21,086
Utilities		82,348	221,694	73,746	198,003
Taxes and dues		6,495	32,144	1,201	20,152
Repair		67,155	184,434	62,735	172,764
Research and development		84,631	251,373	80,448	246,591
Training		8,295	18,220	5,353	14,934
Bad debt for accounts receivable – trade		4,868	14,387	2,893	6,994
Others		10,471	31,223	7,944	19,601

	~~W~~	271,029	773,904	241,259	700,125

33

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	2,728	9,900	8,289	11,784
Others		4,096	16,226	3,134	30,898

	~~W~~	6,824	26,126	11,423	42,682

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,872	4,840	7,773	11,460
Donations		758	10,135	797	9,829
Bad debt for accounts receivable – other		431	1,543	857	1,680
Others		(35)	6,403	630	3,096

	~~W~~	3,026	22,921	10,057	26,065

34

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	7,716	20,776	6,287	19,615
Gain on sale of accounts receivable – other		—	1,043	7,528	21,794
Dividends		—	49,637	303	195,618
Gain on foreign currency transactions		3,699	6,337	936	2,002
Gain on foreign currency translations		199	924	301	426
Gain relating to financial instruments at FVTPL		17,106	18,401	5,370	40,988

	~~W~~	28,720	97,118	20,725	280,443

Finance Costs:
Interest expense	~~W~~	65,772	194,864	60,456	177,309
Loss on sale of accounts receivable – other		15,206	23,212	—	—
Loss on foreign currency transactions		4,036	6,284	731	3,278
Loss on foreign currency translations		428	488	225	344
Loss relating to financial instruments at FVTPL		4	164	7,936	96,882

	~~W~~	85,446	225,012	69,348	277,813

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and financial instruments	~~W~~	3,897	7,573	1,462	3,490
Interest income on loans and others		3,819	13,203	4,825	16,125

	~~W~~	7,716	20,776	6,287	19,615

(3)	Details of interest expenses included in finance costs income for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on borrowings	~~W~~	5,630	14,293	2,190	4,742
Interest expense on debentures		47,396	136,347	46,727	140,542
Others		12,746	44,224	11,539	32,025

	~~W~~	65,772	194,864	60,456	177,309

35

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	4,868	14,387	2,893	6,994
Other receivables		431	1,543	857	1,680

	~~W~~	5,299	15,930	3,750	8,674

25.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

36

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

26.	Earnings per Share

The Company carried out stock split on October 28, 2021. Basic and diluted earnings per share for the three and nine-month period ended September 30, 2021 has been retroactively adjusted to reflect the effect of the stock split.

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	~~W~~	305,143	781,623	158,393	808,417
Interest on hybrid bonds		(3,692)	(11,075)	(3,692)	(11,075)
Profit for the period on common shares		301,451	770,548	154,701	797,342
Weighted average number of common shares outstanding		218,032,053	217,981,832	355,803,215	355,810,945

Basic earnings per share (in won)	~~W~~	1,383	3,535	435	2,241

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2022 and 2021 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2022	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	449,901	399,680

	218,032,053	218,032,053	217,981,832

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2021	403,728,555	403,728,555	403,728,555
Treasury shares as of January 1, 2021	(47,092,790)	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,440,000)	(1,440,000)	(1,357,580)
Disposal of treasury shares	607,450	607,450	532,760

	355,803,215	355,803,215	355,810,945

37

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and nine-month periods ended September 30, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period on common shares	~~W~~	301,451	770,548	154,701	797,342
Adjusted weighted average number of common shares outstanding		218,134,276	218,105,923	356,104,385	356,061,820

Diluted earnings per share (in won)	~~W~~	1,382	3,533	434	2,239

2)	The adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2022 and 2021 are calculated as follows:

(In shares)	2022
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1, 2022	217,582,152	217,582,152
Effect of treasury shares	449,901	399,680
Effect of share option	102,223	124,091

Adjusted weighted average number of common shares outstanding	218,134,276	218,105,923

(In shares)	2021
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1, 2021	356,635,765	356,635,765
Effect of treasury shares	(832,550)	(824,820)
Effect of share option	301,170	250,875

Adjusted weighted average number of common shares outstanding	356,104,385	356,061,820

38

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

27.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	139,099	—	85,456	—	224,555
Financial instruments		568,501	—	79,354	—	647,855
Long-term investment securities(*)		99,202	943,786	—	—	1,042,988
Accounts receivable – trade		—	—	1,556,149	—	1,556,149
Loans and other receivables		373,999	—	600,549	—	974,548
Derivative financial assets		32,286	—	—	440,033	472,319

	~~W~~	1,213,087	943,786	2,321,508	440,033	4,918,414

(*)	The Company designated ~~W~~943,786 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	25,000	—	133,823	—	158,823
Financial instruments		290,000	—	89,354	—	379,354
Long-term investment securities(*)		93,138	1,383,223	—	—	1,476,361
Accounts receivable – trade		—	—	1,514,260	—	1,514,260
Loans and other receivables		459,959	—	569,262	—	1,029,221
Derivative financial assets		25,001	—	—	152,511	177,512

	~~W~~	893,098	1,383,223	2,306,699	152,511	4,735,531

(*)	The Company designated ~~W~~1,383,223 million of equity instruments that are not held for trading as financial assets at FVOCI.

39

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	650,000	650,000
Debentures		—	7,188,988	7,188,988
Lease liabilities(*)		—	1,364,220	1,364,220
Accounts payable – other and others		—	3,931,901	3,931,901

	~~W~~	321,025	13,135,109	13,456,134

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	306,728	306,728
Debentures		—	6,804,867	6,804,867
Lease liabilities(*)		—	1,362,095	1,362,095
Accounts payable – other and others		—	5,070,674	5,070,674

	~~W~~	321,025	13,544,364	13,865,389

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

40

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and other receivables, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange rate fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2022 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	17,861	~~W~~	25,627	1,200,191	~~W~~	1,722,035
EUR	183		258	12		17
Others	—		208	—		1,199

		~~W~~	26,093		~~W~~	1,723,251

In addition, the Company has entered into currency swaps to hedge against currency risk related to foreign currency debentures.

As of September 30, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	1,920	(1,920)
EUR		24	(24)
Others		(99)	99

	~~W~~	1,845	(1,845)

41

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued
1)	Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2022, floating-rate debentures amount to ~~W~~430,440 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income taxes for the nine-month period ended September 30, 2022 would not have been affected by the changes in interest rates of floating-rate debentures.

As of September 30, 2022, the floating-rate long-term payables – other are ~~W~~1,690,470 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2022, would change by ~~W~~12,679 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”).

The Company plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet or change their LIBOR directly to alternative interest rates before the calculation is suspended.

42

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii) Interest rate risk, Continued

The Company’s financial instruments exposed to the risk arising from interest rate benchmark reform as of September 30, 2022 are indexed to the USD LIBOR. The Company is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Company is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Company is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Company is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

In order to manage and monitor such risk factors, the Company evaluates the extent to which contracts refer to IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company is discussing with the counterparty about including the fallback clauses as of September 30, 2022.

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021, and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate, and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Company’s hedged items and hedging instruments as of September 30, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day, and the IBOR cash flows are exchanged with counterparties as usual.

43

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	224,504	158,791
Financial instruments		647,855	379,354
Investment securities		900	900
Accounts receivable – trade		1,556,149	1,514,260
Contract assets		32,528	29,477
Loans and other receivables		974,548	1,029,221
Derivative financial assets		472,319	177,512

	~~W~~	3,908,803	3,289,515

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of September 30, 2022.

44

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	650,000	678,008	14,249	663,759	—
Debentures(*)		7,188,988	8,253,226	1,892,368	4,036,444	2,324,414
Lease liabilities		1,364,220	1,459,496	337,791	928,576	193,129
Accounts payable – other and others(*)		3,931,901	4,074,274	2,717,782	1,263,487	93,005

	~~W~~	13,135,109	14,465,004	4,962,190	6,892,266	2,610,548

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of September 30, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	440,033	481,805	224,699	257,106	—

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2021.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022		December 31, 2021
Total liabilities	~~W~~	15,085,351	15,526,209
Total equity		10,515,770	10,862,856
Debt-equity ratios		143.45%	142.93%

45

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,213,087	—	1,081,600	131,487	1,213,087
Derivative hedging instruments		440,033	—	440,033	—	440,033
FVOCI		943,786	872,396	—	71,390	943,786

	~~W~~	2,596,906	872,396	1,521,633	202,877	2,596,906

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	650,000	—	621,136	—	621,136
Debentures		7,188,988	—	6,675,256	—	6,675,256
Long-term payables – other		1,631,405	—	1,596,468	—	1,596,468

	~~W~~	9,470,393	—	8,892,860	—	8,892,860

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	893,098	—	774,960	118,138	893,098
Derivative hedging instruments		152,511	—	152,511	—	152,511
FVOCI		1,383,223	1,340,791	—	42,432	1,383,223

	~~W~~	2,428,832	1,340,791	927,471	160,570	2,428,832

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	306,728	—	301,232	—	301,232
Debentures		6,804,867	—	7,058,585	—	7,058,585
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	9,121,428	—	9,370,669	—	9,370,669

46

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2022 and December 31, 2021 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of September 30, 2022 are as follows:

Interest rate
Derivative instruments	0.32% ~ 5.47%
Borrowings and debentures	4.96% ~ 5.03%
Long-term payables – other	3.83% ~ 5.04%

2)

There have been no transfers between Level 2 and Level 1 for the nine-month period ended September 30, 2022. The changes of financial assets and liabilities classified as Level 3 for the nine-month period ended September 30, 2022 are as follows:

(In millions of won)
	Balance as of January 1, 2022		Profit or loss	OCI	Acquisition	Disposal	Transfer	Balance as of September 30, 2022
Financial assets:
FVTPL	~~W~~	118,138	18,383	—	18,784	(23,818)	—	131,487
FVOCI		42,432	—	356	30,140	(638)	(900)	71,390

	~~W~~	160,570	18,383	356	48,924	(24,456)	(900)	202,877

Financial liabilities:
FVTPL	~~W~~	(321,025)	—	—	—	—	—	(321,025)

47

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	September 30, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	82,119	(82,119)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	85,431	(82,119)	3,312

(In millions of won)
	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	86,838	(86,838)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	91,522	(86,838)	4,684

48

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 25 others(*)
Joint ventures	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of September 30, 2022, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SK Telecom Americas, Inc	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.	100.0	Cable broadcasting services
	SAPEON Inc.(*2)	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs

Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*3)	100.0	Database and internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.(*4)	100.0	Manufacturing non-memory and other electronic integrated circuits
Others(*5)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

49

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)	The Company newly established SAPEON Inc. for the nine-month period ended September 30, 2022.

(*3)	PS&Marketing Corporation acquired shares (100%) of SK m&service Co., Ltd. for the nine-month period ended September 30, 2022.

(*4)	The Company newly established SAPEON Korea Inc., and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. for the nine-month period ended September 30, 2022.

(*5)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of September 30, 2022, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	2022			2021
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	569	2,918	990	5,422
Retirement benefits		208	613	210	2,234
Share compensation expense		508	1,089	40	112

	~~W~~	1,285	4,620	1,240	7,768

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

50

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the period ended September 30, 2022
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,438	9,163	131,986	438,514	7,246	17,026

Subsidiaries	SK Broadband Co., Ltd.		32,821	90,957	143,789	425,066	1,304	2,206
	PS&Marketing Corporation(*3)		2,771	7,537	304,874	919,162	326	566
	SK O&S Co., Ltd.(*4)		725	5,293	73,220	189,607	13,899	30,297
	SK Telink Co., Ltd.(*5)		25,951	79,269	3,891	12,593	—	—
	SERVICE ACE Co., Ltd.(*6)		2,435	16,416	28,976	90,465	—	—
	SERVICE TOP Co., Ltd.(*7)		2,108	14,333	30,514	93,668	—	—
	SK Communications Co., Ltd.		340	1,014	1,089	2,608	142	1,175
	Broadband Nowon Co., Ltd.(*8)		—	13,725	—	—	—	—
	Others		1,056	2,952	5,656	16,265	82	331

			68,207	231,496	592,009	1,749,434	15,753	34,575

Associates	F&U Credit information Co., Ltd.		193	574	10,599	32,032	157	157
	SK USA, Inc.		—	—	1,297	3,495	—	—
	HanaCard Co., Ltd.(*9)		—	2,629	—	1,133	—	22
	Daehan Kanggun BcN Co., Ltd.		2,500	7,406	—	—	—	—
	Others(*10)		—	12,411	170	170	—	—

			2,693	23,020	12,066	36,830	157	179

Others	SK Innovation Co., Ltd.		3,480	8,710	3,437	9,960	—	—
	SK Networks Co., Ltd.		289	922	2,807	9,151	—	—
	SK Networks Service Co., Ltd.		264	609	11,231	31,511	697	1,470
	SK Energy Co., Ltd.		475	1,548	12	197	—	—
	Content Wavve Corp.		1,712	2,136	23,186	67,917	175	175
	Happy Narae Co., Ltd.		33	103	2,468	7,456	12,300	50,711
	SK Shieldus Co., Ltd.		7,266	17,182	27,243	77,195	1,604	5,136
	Eleven Street Co., Ltd.		2,181	6,809	3,174	15,086	—	—
	SK Planet Co., Ltd.		2,144	5,748	20,800	60,993	3,015	4,891
	SK hynix Inc.		13,434	32,122	10	62	—	—
	T Map Mobility Co., Ltd.		3,551	10,259	1,174	3,723	548	548
	Dreamus Company		2,602	4,557	20,397	63,998	550	550
	One Store Co., Ltd.		4,216	12,224	1	1	—	—
	UbiNS Co., Ltd.		—	—	888	1,457	2,347	6,418
	Others		7,763	19,912	6,959	18,421	5,239	8,089

			49,410	122,841	123,787	367,128	26,475	77,988

	~~W~~	~~W~~	123,748	386,520	859,848	2,591,906	49,631	129,768

51

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2022 and 2021 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~218,019 million of dividends paid by the Company.

(*3)	Operating expenses and others include ~~W~~468,190 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*4)	Operating revenue and others include ~~W~~3,000 million of dividend income received.

(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~8,003 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~8,000 million of dividend income received.

(*8)	Operating revenue and others include ~~W~~13,721 million of dividend income received.

(*9)	HanaCard Co., Ltd. was excluded from the related parties due to the disposal of shares for the nine-month period ended September 30, 2022, and the transactions above occurred before the disposal.

(*10)	Operating revenue and others include ~~W~~12,410 million of dividend income received from Korea IT Fund.

52

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2022 and 2021 are as follows, Continued:

(In millions of won)		For the period ended September 30, 2021
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,127	9,575	125,307	459,823	3,432	15,974

Subsidiaries	SK Broadband Co., Ltd.		25,511	73,742	134,598	405,567	2,065	2,835
	PS&Marketing Corporation(*3)		1,991	7,526	356,924	995,403	243	539
	SK O&S Co., Ltd.		856	2,626	57,211	169,658	11,708	22,472
	SK Planet Co., Ltd.		1,321	3,565	20,260	61,858	2,262	4,932
	SK Telink Co., Ltd.(*4)		18,994	55,951	13,941	33,311	—	—
	SERVICE ACE Co., Ltd.		2,429	7,845	31,050	93,740	—	—
	SERVICE TOP Co., Ltd.		2,053	6,330	31,932	100,084	—	—
	Eleven Street Co., Ltd.		1,292	3,116	5,133	11,984	—	—
	One Store Co., Ltd.		3,949	11,611	—	—	—	—
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*5)		4,474	23,361	21,955	59,993	1,910	4,461
	Dreamus Company		641	2,094	24,088	71,644	—	—
	Others		3,598	8,885	9,265	25,569	1,371	2,125

			67,109	206,652	706,357	2,028,811	19,559	37,364

Associates	F&U Credit information Co., Ltd.		191	573	11,161	32,488	—	—
	SK hynix Inc.(*6)		8,372	195,009	19	72	—	—
	HanaCard Co., Ltd.		101	1,784	699	2,210	—	—
	SK Wyverns Co., Ltd.(*7)		—	199	—	8,203	—	—
	Content Wavve Corp.		2	42	18,245	51,914	—	—
	Others(*8)		9,473	34,781	1,360	5,222	—	—

			18,139	232,388	31,484	100,109	—	—

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		536	1,573	—	—	—	—
	SK Innovation Co., Ltd.		2,860	8,337	3,305	10,118	—	—
	SK Networks Co., Ltd.		344	1,172	3,073	7,354	—	24
	SK Networks Service Co., Ltd.		166	507	9,594	28,287	431	834
	SK Telesys Co., Ltd.		45	118	20	118	1,898	11,581
	SK TNS Co., Ltd.(*7)		—	52	—	5,856	—	38,169
	SK Energy Co., Ltd.		426	1,339	15	178	—	—
	SKC Infra Service Co., Ltd.(*7)		6	17	994	5,739	7	98
	SK ENS Co., Ltd.		482	1,399	—	—	—	—
	UbiNS Co., Ltd.		—	—	748	1,476	1,485	11,860
	Happy Narae Co., Ltd.		30	94	3,591	10,279	12,015	52,809
	Others		4,054	10,158	2,958	8,707	966	5,132

			8,949	24,766	24,298	78,112	16,802	120,507

		~~W~~	97,324	473,381	887,446	2,666,855	39,793	173,845

53

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2022 and 2021 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~248,677 million of dividends paid by the Company.

(*3)	Operating expenses and others include ~~W~~517,897 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*4)	Operating revenue and others include ~~W~~3,009 million of dividend income received.

(*5)	Operating revenue and others include ~~W~~9,637 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~170,937 million of dividend income received.

(*7)	Transactions that occurred before the disposal.

(*8)	Operating revenue and others include ~~W~~10,716 million of dividend income received from Korea IT Fund.

54

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)		September 30, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,023	37,403

Subsidiaries	SK Broadband Co., Ltd.		—	7,006	227,336
	PS&Marketing Corporation		—	1,700	57,082
	SK O&S Co., Ltd.		—	45	28,544
	SK Telink Co., Ltd.		—	17,373	19,115
	SERVICE ACE Co., Ltd.		—	427	21,756
	SERVICE TOP Co., Ltd.		—	2	21,274
	SK Communications Co., Ltd.		—	3	8,206
	Others		—	1,484	20,161

			—	28,040	403,474

Associates	F&U Credit information Co., Ltd.		—	—	3,780
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,148	2,647	—
	SK USA, Inc.		—	—	2,870

			22,148	3,548	6,650

Others	SK hynix Inc.		—	11,931	105
	SK Planet Co., Ltd.		—	1,745	21,249
	Eleven Street Co., Ltd.		—	1,070	1,745
	One Store Co., Ltd.		—	505	13,729
	SK Shieldus Co., Ltd.		—	3,314	22,994
	SK Innovation Co., Ltd.		—	1,661	31,386
	SK Networks Co., Ltd.		—	230	43,124
	SK Networks Services Co., Ltd.		—	—	6,019
	SK RENT A CAR Co., Ltd.		—	16	10,251
	Incross Co., Ltd.		—	2,222	12,825
	UbiNS Co., Ltd.		—	—	716
	Mintit Co., Ltd.		—	42,257	—
	Happy Narae Co., Ltd.		—	—	866
	Content Wavve Corp.		—	948	—
	Dreamus Company		—	528	3,711
	Others		—	5,081	2,777

			—	71,508	171,497

		~~W~~	22,148	104,119	619,024

(*1)	As of September 30, 2022, the Company recognized loss allowance amounting to ~~W~~379 million on accounts receivable – trade.
(*2)	As of September 30, 2022, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

55

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2022 and December 31, 2021 are as follows, Continued:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,059	50,054

Subsidiaries	SK Broadband Co., Ltd.		—	7,374	273,875
	PS&Marketing Corporation		—	1,247	66,097
	SK O&S Co., Ltd.		—	59	52,609
	SK Telink Co., Ltd.		—	15,765	20,826
	SERVICE ACE Co., Ltd.		—	466	24,791
	SERVICE TOP Co., Ltd.		—	2	24,859
	SK Communications Co., Ltd.		—	28	12,113
	Others		—	39	2,324

			—	24,980	477,494

Associates	F&U Credit information Co., Ltd.		—	3	4,394
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	433	42,110
	Others		—	71	1,104

			22,147	6,987	47,608

Others	SK hynix Inc.		—	11,526	166
	SK Planet Co., Ltd.		—	661	25,337
	Eleven Street Co., Ltd.		—	486	7,555
	One Store Co., Ltd.		—	8	13,325
	SK m&service Co., Ltd.		—	1,363	17,754
	SK Shieldus Co., Ltd.		—	1,068	16,172
	SK Innovation Co., Ltd.		—	3,020	37,136
	SK Networks Co., Ltd.		—	108	33,613
	SK Networks Services Co., Ltd.		—	—	7,374
	SK RENT A CAR Co., Ltd.		—	116	11,069
	Incross Co., Ltd.		—	1,687	10,904
	UbiNS Co., Ltd.		—	1	9,886
	Mintit Co., Ltd.		—	17,868	131
	Happy Narae Co., Ltd.		—	—	48,484
	Content Wavve Corp.		—	183	9,865
	Others		—	7,529	7,198

			—	45,624	255,969

		~~W~~	22,147	79,650	831,125

(*1)	As of December 31, 2021, the Company recognized loss allowance amounting to ~~W~~1,102 million on accounts receivable – trade.
(*2)	As of December 31, 2021, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

56

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures for the nine-month period ended September 30, 2022 are as presented in note 8.

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

Accounts receivable from sales of handsets amounting to ~~W~~401,940 million and ~~W~~493,277 million as of September 30, 2022 and December 31, 2021, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of September 30, 2022, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)	Commitment of acquisition and disposal of certain shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting on held July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust. For a part of the above transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million as well, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust. The Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the above transaction until March 31, 2025.

57

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2022		September 30, 2021
Gain on foreign currency translations	~~W~~	(924)	(426)
Interest income		(20,776)	(19,615)
Dividend income		(49,637)	(195,618)
Gain relating to investments in subsidiaries, associates and joint ventures		(97,863)	(56,931)
Gain relating to financial instruments at FVTPL		(18,401)	(40,988)
Gain on disposal of property and equipment and intangible assets		(9,900)	(11,784)
Gain on sale of accounts receivable – other		(1,043)	(21,794)
Other income		(4,715)	(4,599)
Loss on foreign currency translations		488	344
Bad debt expenses		14,387	6,994
Other Bad debt expenses		1,543	1,680
Loss relating to financial instruments at FVTPL		164	96,882
Depreciation and amortization		2,123,038	2,186,660
Loss on disposal of property and equipment and intangible assets		4,840	11,460
Loss on sale of accounts receivable – other		23,212	—
Interest expense		194,864	177,309
Expense related to defined benefit plan		38,429	42,863
Bonus paid by treasury shares		24,007	29,642
Share compensation expense		77,176	407
Income tax expense		318,067	222,975
Other expenses		15,388	1,383

	~~W~~	2,632,344	2,426,844

58

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2022		September 30, 2021
Accounts receivable – trade	~~W~~	(55,549)	(73,198)
Accounts receivable – other		(12,925)	(97,399)
Advanced payments		(6,452)	(2,843)
Prepaid expenses		(14,304)	120,786
Inventories		(9,683)	(12,405)
Long-term accounts receivable – other		57,666	9,791
Long-term prepaid expenses		18,909	(36,605)
Guarantee deposits		2,374	4,770
Contract assets		(3,050)	190
Accounts payable – other		(165,477)	(143,503)
Withholdings		92,794	(29,174)
Deposits received		(4,277)	(3,738)
Accrued expenses		20,866	5,231
Plan assets		(9,362)	4,337
Retirement benefits payment		(16,393)	(25,226)
Contract liabilities		(4,319)	(7,910)
Others		(2,391)	(4,335)

	~~W~~	(111,573)	(291,231)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2022		September 30, 2021
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(605,983)	(127,529)
Increase of right-of-use assets		291,538	367,499
Retirement of treasury shares		—	1,965,952
Transfer from property and equipment to investment property		16,788	—

59

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

32.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of September 30, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Emissions rights allocated free of charge	814,842	1,033,764	1,033,764	2,882,370

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in the nine- month period ended September 30, 2022	Total
Beginning	(60,977)	—	(19,854)	(80,831)
Allocation at no cost	814,842	1,033,764	1,033,764	2,882,370
Additional allocation	217,643	—	—	217,643
Other changes	—	(2,238)	(2,238)	(4,476)
Purchase	68,471	—	—	68,471
Surrendered or shall be surrendered	(1,039,979)	(1,051,380)	(1,140,316)	(3,231,675)
Borrowed	—	19,854	—	19,854

Ending	—	—	(128,644)	(128,644)

(3)	As of September 30, 2022, the estimated annual greenhouse gas emissions quantities of the Company are 1,140,316 tCO2-eQ.

60

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2022 and 2021 (Unaudited)

33.	Non-current Assets Held for Sale

On February 25, 2021, the Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal of the investments in associates was completed in 2022 after the Financial Services Commission approved the transaction.

(In millions of won)
September 30, 2022
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	20,000

34.	Subsequent Events

The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on October 27, 2022, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~180,967 million)
Dividend rate	1.59%
Record date	September 30, 2022
Date of distribution	Pursuant to Article 165 of Capital Market and Financial Investment Business Act 12-3, the Company shall distribute dividends no later than November 16, 2022.

61